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04030394

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swire Pacific

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 25 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2184 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

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DAT: 5/25/04

SWIRE PACIFIC



2003
Annual Report

Delivering Value



CONTENTS

From Swire Pacific

Swire Pacific Limited is one of Hong Kong's leading listed companies, with five operating divisions: Property, Aviation, Beverages, Marine Services, and Trading & Industrial. The company's operations are predominantly based in the Greater China region, where the name Swire, or 太古 in Chinese, has been established for over 130 years. Swire Pacific is actively involved in the day to day management of its various business operations, often in conjunction with joint venture partners and other investors. The company seeks to foster long-term sustainable growth, underpinned by a strong financial base.

Financial Highlights

Note		2003 HK$M	2002 HK$M	Change %
	Turnover	**17,568**	15,215	+15.5
	Operating profit	**4,585**	4,345	+5.5
	Profit attributable to shareholders	**4,922**	5,377	-8.5
	Cash generated from operations	**5,333**	4,462	+19.5
	Net cash inflow before financing	**6,348**	5,140	+23.5
	Shareholders' funds and minority interests	**73,307**	73,808	-0.7
	Consolidated net borrowings	**10,174**	14,188	-28.3
		2003 HK¢	2002 HK¢	**Change** %
1	**Earnings per share**			
	'A' shares	**321.4**	347.5	) -7.5
	'B' shares	**64.3**	69.5	)
		HK¢	HK¢	
	Dividend per share			
	'A' shares	**134.0**	130.0	) +3.1
	'B' shares	**26.8**	26.0	)
		HK$	HK$	
	Shareholders' funds per share			
	'A' shares	**44.47**	44.98	) -1.1
	'B' shares	**8.89**	9.00	)
		2003	2002	
2	**Gearing ratio – percentage**	**14**	19	
3	**Interest cover – times**	**9.88**	7.94	
4	**Cash interest cover – times**	**5.90**	5.03	
5	**Dividend cover – times**	**2.40**	2.69	

Notes:
1. *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during each year.*
2. *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
3. *Interest cover is calculated by dividing operating profit by net finance charges.*
4. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
5. *Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the year.*

Analysis of return on shareholders' funds

The return of each division on shareholders' funds is:

	Attributable profit		**Attributable net assets**		**Return on shareholders' funds***	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 %**	2002 %
Property	**3,123**	2,623	**44,693**	46,116	**6.9**	5.4
Aviation	**844**	2,115	**16,199**	16,505	**5.2**	13.0
Beverages	**363**	276	**1,967**	2,046	**18.1**	14.4
Marine Services	**646**	658	**2,968**	2,594	**23.2**	27.3
Trading & Industrial	**238**	4	**1,262**	888	**22.1**	0.3
Head Office	**(292)**	(299)	**987**	798	**N/A**	N/A
	4,922	5,377	**68,076**	68,947	**7.2**	7.6

* *The return on shareholders' funds is calculated as attributable profit for the year divided by the average of attributable net assets at the start and end of the year.*

Chairman's Statement

In a year in which the SARS outbreak provoked an unprecedented contraction in economic activity in Hong Kong, a relatively modest profit decline of 8% to HK$4,922 million reflects the underlying strength and resilience of the Swire Pacific group's businesses. Having weathered the marked slowdown in passenger traffic during the second quarter, Cathay Pacific was well placed to benefit from the resurgence in travel demand that was seen from July onwards, and which continues in the current year. Swire Properties has also benefited from renewed consumer confidence, evident in the second half with strong sales of residential apartments at improved prices. The HK$1,247 million profit contribution from Beverages, Marine Services and Trading & Industrial interests was 33% up on the previous year.

Dividend

Directors have recommended final dividends of HK¢102.0 per 'A' share and HK¢20.4 per 'B' share. This, together with the interim dividends of HK¢32.0 per 'A' share and HK¢6.4 per 'B' share paid in October 2003, gives a total dividend for the year of HK¢134.0 per 'A' share and HK¢26.8 per 'B' share, 3.1% growth over 2002.

Scope of Activities

Improved property trading profits and the contribution from sales of The Albany units compensated for declining rental income from the office portfolio. Whilst office occupancy levels fell during the year, the pick up in consumer confidence is beginning to filter through to the office leasing market and discussions continue with a number of potential tenants for Three Pacific Place, which will open early in the second half of this year.

As passenger traffic rebounded in the second half Cathay Pacific was quick to deploy additional capacity on existing long haul and regional trunk routes; this has had the added benefit of lowering unit costs, which reached a new low of HK$2.00 per ATK for the year, notwithstanding high fuel prices. Recovery in the passenger market, lower costs and robust cargo demand throughout the year helped Cathay Pacific to turn a first half loss into a full year contribution to Swire Pacific of HK$521 million. Hactl, together with HAECO and other associates, provided attributable profits of HK$323 million in 2003, 38% of the total Aviation Division contribution.

Another year of double digit volume growth in Mainland China enabled the Beverages Division to contribute profits of HK$363 million, 32% ahead of the prior year. Extensions to the product range and further reductions in unit costs, combined with volume growth, have facilitated improved margins in Mainland China. Elsewhere profit contributions from our beverage interests in Hong Kong, Taiwan and the USA were similar to those of the prior year.

Conditions in the offshore oil support industry were relatively challenging in 2003, with exploration activity particularly depressed in the first half. Although new vessels commissioned during the year were successfully placed into term charters, overall returns fell slightly.

The Trading & Industrial Division reported record profits of HK$238 million in 2003, with all the major businesses performing well. Motor vehicle and sports apparel trading operations have successfully integrated new brands during the year, whilst our industrial interests in paints and can manufacturing both benefited from aggressive growth strategies in Mainland China.

Finance

Net cash inflows were again strong in 2003 with cash from operations and asset realisations, in particular from the sale of residential apartments, totalling HK$9,171 million. Net debt and gearing fell to HK$10,174 million and 14% respectively. Undrawn committed and uncommitted facilities stood at HK$7,094 million and HK$2,577 million respectively.

Our A3 long-term debt rating from Moody's was reaffirmed during the year; Standard & Poor's placed us on negative outlook in April 2003 but reaffirmed their BBB+ rating.

Corporate Governance

A commitment to good corporate governance is central to our management philosophy. The key principles and values to which we aim to adhere, and the various measures by which the interests of shareholders and other stakeholders are safeguarded, are set out on pages 42 to 45. During the year we took further steps to enhance governance with the establishment of remuneration committees for each of the three listed companies within the Swire Pacific group.

In the interests of promoting higher standards of corporate governance, we became a member of the Asian Corporate Governance Association.

Social & Environmental Responsibility

The group is committed to acting in a socially responsible manner taking into account wider stakeholder interests. Building on a corporate database of key performance measures, the group published an Environment, Health and Safety progress report. The group received a number of awards and was again included in the Dow Jones Sustainability Index.

Prospects

Rising consumer confidence evident in the second half of 2003 appears to be sustainable and should lead to strong GDP growth both in Hong Kong and the region in 2004. This will help to improve returns from our retail interests and should lead, over time, to revitalised demand for office space, but in the short term it will not arrest the decline in net rental income. However, we remain confident that the market will recover in due course and justify investment in further building projects under consideration.

Cathay Pacific plans a significant increase in capacity in 2004, reflecting reinstatement of schedule reductions in place during the second quarter of 2003 and some further expansion. This will help offset the impact on unit costs of high fuel prices. The airline is now very well positioned to benefit from continued passenger and cargo traffic growth across Asia and the prospect of additional services to Mainland China. Our other aviation interests are also likely to benefit from a combination of strong traffic growth at the Hong Kong International Airport and a broad recovery in demand for aircraft maintenance services.

Our Mainland China beverage operations will benefit from rising per capita income, new product offerings and better purchasing and distribution strategies following the recent establishment of a supply chain management company in Mainland China in joint venture with The Coca-Cola Company. The offshore oil support market is likely to remain keenly competitive in the near future as demand growth has yet to absorb new supply. Trading & Industrial interests look set for another good year.

Hong Kong, recovering from a period of prolonged deflation, will benefit from closer integration with the rapidly developing Mainland China economy. We remain optimistic about the prospects for further growth and new investment opportunities presented by these developments.

James Hughes-Hallett
Chairman
Hong Kong, 11th March 2004

From Management





To Achievement



Property Division

Swire Properties' investment portfolio in Hong Kong principally comprises office and retail premises in prime locations, as well as serviced apartments and other luxury residential accommodation. The completed portfolio totals 12.07 million square feet of gross floor area. Current investment property pending or under development in Hong Kong comprises a further 3.26 million square feet, mainly of office space. In addition, Swire Properties has a 20% interest in each of the three hotels in Pacific Place. Outside Hong Kong, Swire Properties owns a 10% interest in the CITIC Square development in Shanghai, and a 75% interest in the Mandarin Oriental Hotel in Miami, Florida. Swire Properties also owns a 55% interest in a foreign joint venture company which plans to construct a mixed-use commercial development in Guangzhou, to be managed by Swire Properties and called Taikoo Hui. Certain terms of this joint venture are currently being renegotiated to allow Swire Properties to take a higher stake.

Swire Properties' trading portfolio in Hong Kong and the United States consists of approximately 400 unsold residential apartments completed or under development, of which approximately 210 units are attributable to the group. In addition, the Swire Pacific group owns further land held for development in Hong Kong and Miami, Florida.

	2003 HK$M	2002 HK$M
Turnover		
Gross rental income derived from		
Offices	**1,920**	2,155
Retail	**2,123**	2,170
Residential	**236**	285
Other income (Note)	**88**	83
Property investment	**4,367**	4,693
Property trading	**2,365**	565
Sale of investment properties	**833**	555
Total turnover	**7,565**	5,813
Operating profit derived from		
Property investment	**3,173**	3,338
Property trading	**213**	125
Sale of investment properties	**558**	409
	3,944	3,872
Share of profits before taxation jointly controlled and associated companies		
Normal operations	**66**	112
Non-recurring items	–	(398)
Attributable profit	**3,123**	2,623

Note: *Other income is mainly estate management fees.*

Investment property portfolio – gross floor area ('000 square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	2,887	1,559	–	711	617
TaiKoo Place	4,327	2,516	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,214	232	–	982	–
Others	886	183	–	585	118
Total completed	**12,065**	**6,136**	**1,811**	**3,383**	**735**
Under and pending development	**3,260**	**3,239**	**–**	**4**	**17**
Total	**15,325**	**9,375**	**1,811**	**3,387**	**752**

Net rental income


HK$M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
94
95
96
97
98
99
00
01
02
03

Operating profit before non-recurring items


HK$M
Property investment
Property trading
Sale of investment properties
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
94
95
96
97
98
99
00
01
02
03

Valuation of investment properties


HK$M
Completed
Under development
100,000
80,000
60,000
40,000
20,000
0
94
95
96
97
98
99
00
01
02
03

Floor area of investment properties


Completed: ('000 sq.ft.)
Office
Retail
Techno-centres
Residential
15,000
12,000
9,000
6,000
3,000
0
94
95
96
97
98
99
00
01
02
03
on completion



One Pacific Place
863,266 sf
The Atrium
173,999 sf
Two Pacific Place
695,510 sf
Parkside
443,075 sf
JW Marriott
525,904 sf
Queensway
The Mall
711,182 sf
Justice Drive
Three Pacific Place
627,750 sf
Island Shangri-La
605,728 sf
Conrad
540,115 sf
Wing Fung Street
Supreme Court Road
Pacific Place



Festival Walk Tower
232,215 sf
Tat Chee Avenue
Festival Walk (Mall)
981,303 sf
Kowloon Tong
KCR/MTR Interchange
Festival Walk



Not to scale. For identification purpose only.
New Territories
Kowloon Tong
Kowloon
MTR Routes
KCR Routes
MTR Interchange
MTR/KCR Interchange
Airport Express Routes
MTR Station
Future Development
Quarry Bay
Tai Koo
Admiralty
Hong Kong Island



Lincoln House
333,350 sf
Somerset House
923,356 sf
Dorset House
609,540 sf
Devon House
803,448 sf
Cambridge House
268,793 sf
Cornwall House
334,936 sf
Warwick House
552,537 sf
Oxford House
501,249 sf
Pan Hoi Street
16 Westlands Road
1,554,576 sf
King's Road
Westlands Road
TaiKoo Place
Cityplaza Three
447,709 sf
Cityplaza Four
556,427 sf
Taikoo Wan Road
Cityplaza One (Phase 2)
446,107 sf
Cityplaza Two
610,722 sf
Cityplaza (Mall)
1,105,177 sf
Cityplaza One
642,191 sf
Cityplaza

2003 OVERVIEW

In the first half of 2003 all sectors of the property market faced extremely difficult market conditions. The SARS outbreak had severe adverse consequences for many retailers, whilst demand for office space continued to be weak. However, in the second half of the year conditions improved. Retail sales have rebounded strongly, with our major malls outperforming the general Hong Kong market. Office market rents have stabilised due to an improvement in business sentiment, but we have yet to see a pick-up in demand for new space.

Net rental income from the investment portfolio amounted to HK$3,352 million in 2003, compared with HK$3,630 million in 2002. This decrease is principally attributable to the office portfolio, where the absence of fresh demand, coupled with new supply, brought downward pressure on rents throughout the first three quarters. Whilst office rents appear to have bottomed out, we remain cautious about the prospects for 2004 as excess supply has yet to be absorbed. Our retail centres have continued to perform well and the outlook for the next twelve months is positive.

Transaction volumes in the residential market in Hong Kong in the first half of 2003 were very low due to weak demand exacerbated by the outbreak of SARS. However, a marked improvement in sentiment in the second half has generated demand and supported steady sales volumes.

Operating profit from property trading in 2003 amounted to HK$213 million, compared with HK$125 million in 2002. This principally reflects good sales in the second half of the year following the launch of The Orchards, together with continuing contributions from sales of units at Courts Brickell Key in the United States.

Investment Properties

Offices

The combination of abundant supply and lack of new demand resulted in a very difficult year for the office market. Gross rental income in 2003 from the office portfolio was 11% lower than that of 2002. Occupancy levels declined and at the year-end averaged 80% for the office portfolio compared with 89% at the end of 2002. Construction of Cambridge House, an office tower at TaiKoo Place comprising 269,000 square feet of office space, was completed in the first half of the year. As a result of competitive pressures, a number of leases were restructured at lower rents in exchange for longer tenure. In spite of improved sentiment, relatively high vacancy rates are likely to keep office rents under pressure in the near term. This will probably constrain rental income over the next three years.

Retail

The Swire Properties retail portfolio continued to perform well during 2003, notwithstanding the sharp decline in retail sales that was experienced at the time of the SARS outbreak. Gross rental income for the year was marginally below that of 2002, largely due to concessions granted in the first half of the year to certain key retail partners. Retail sales at Swire Properties' three principal shopping malls have recovered fully from the lows of the first half of the year, and these centres remain fully let. Cityplaza, The Mall at Pacific Place and Festival Walk together welcome more than ten million visitors each month.

Cityplaza is the primary destination for shoppers in Island East. Uny, Wing On, Marks & Spencer and UA Cinemas are among the major anchor tenants; other tenants comprise over 170 retail and catering outlets and the Cityplaza Ice Palace.

The Mall at Pacific Place is the pre-eminent shopping mall in Hong Kong. Seibu, Great Food Hall, Lane Crawford, Marks & Spencer and UA Cinemas are the anchor tenants, together with 160 other retail and catering outlets.

Festival Walk is jointly owned by Swire Properties and CITIC Pacific, and is a major shopping centre in Kowloon. Anchor tenants include Park'N'Shop, Marks & Spencer, Page One Books and the 11-screen AMC Cinema, plus over 200 retail and catering outlets and the Glacier ice rink.

The Citygate commercial centre at Tung Chung, in which Swire Properties has a 20% interest, comprises a retail centre that is 70% let and an office tower for which securing tenants remains difficult, with only 19% of the space let. Construction of a 450-room hotel will commence shortly for completion in late 2005.

Residential Investment Portfolio

The residential portfolio comprises mainly The Atrium and Parkside serviced suites at Pacific Place and The Albany apartments in Mid-Levels. Occupancy of the serviced suites was steady for much of the year. The suites at Parkside are currently undergoing refurbishment, which will remove approximately 50% of the suites from the market through to the middle of 2005. 22 units at The Albany were sold during 2003, mostly in the second half of the year, making a total of 56 units sold since sales started in late 2001. The remaining residential properties on Hong Kong Island were fully let.

All four houses at 3 Coombe Road, The Peak, were sold in the second half of the year.

Investment Properties under Development

The construction of Three Pacific Place is well advanced and is scheduled for completion in the middle of 2004. The development will comprise an office tower with a gross floor area of approximately 630,000 square feet.

Demolition work has commenced on the former site of the Aik San and Melbourne Industrial Buildings in Quarry Bay. The site has been given the working name of 16 Westlands Road. Building plans have been approved for the construction of an office building of approximately 1,550,000 square feet. No decision has yet been taken on when to proceed with this project.

2003 Valuation of Investment Properties

The portfolio of completed investment properties in Hong Kong, as well as properties intended for investment which are under or pending development, were revalued at 31st December 2003 by DTZ Debenham Tie Leung Limited. As a result of this valuation, Swire Pacific's property valuation reserve decreased by HK$2,735 million. The decrease in 2003 is largely attributable to the decline in office rental levels. Swire Pacific's property valuation reserve at 31st December 2003 following the revaluation showed a surplus of HK$19,673 million. Particulars of the properties in Hong Kong and the USA, both for investment and development for sale, are set out on pages 100 to 107.

Taikoo Shing Arbitration

The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. In July 2003 the Court of Final Appeal refused to grant Swire Properties leave to appeal on a point of law against an element of the arbitration award. In accordance with agreed post-arbitration procedures a fresh hearing was held before the arbitrator in February 2004 to determine the valuation date for the purpose of quantifying the amount of land premium and the method of calculating interest. The outcome of this hearing is not yet known, and the amount of HK$4,500 million which was accrued in the Swire Pacific group accounts as at 31st December 2000 remains our best estimate of the group's exposure. The allocation of the eventual cash payment between revaluation reserve, retained earnings and current year profit and loss has not yet been determined.

Property Trading Portfolio

The portfolio of developments for sale comprises residential apartments in Hong Kong and the USA. In Hong Kong there are approximately 330 unsold units of which Swire Pacific's attributable interest amounts to approximately 160 units.

The Orchards residential project on King's Road was launched successfully in the second half of the year. It comprises two residential towers with 442 units, with

144 car park spaces. 410 units were sold in 2003 and the project is now sold out.

The final phase of Ocean Shores in Tseung Kwan O, which comprises 5,728 residential units in 15 towers with 1,176 car park spaces and 32,000 square feet of neighbourhood shopping area, was completed in the second half of the year. 5,400 units have been sold to date. Swire Properties has a 49% interest in this development.

The Les Saisons residential scheme in Aldrich Bay in which Swire Properties has a 50% interest continued to sell steadily during 2003 and the scheme is virtually fully sold.

The residential schemes at Tung Chung Crescent and Seaview Crescent, comprising a total of 3,694 units, were developed in conjunction with the Citygate commercial centre, under an agreement with MTRC. Fewer than 20 units remain unsold at Tung Chung Crescent and Seaview Crescent.

Swire Properties controls over 98% of the residential properties at 2A–2E Seymour Road in Mid-Levels with an approved redevelopment potential of approximately 174,000 square feet. There is potential to increase this to approximately 229,000 square feet subject to planning approval. No decision has yet been taken on when to proceed with this project.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, owned 50:50 by Swire Properties and China Motor Bus will not be redeveloped until market conditions improve. It has an industrial development potential of 382,000 square feet.

Hotels

The JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place have benefited from the sharp rebound in the number of visitor arrivals since mid-year, and occupancy rates have been very high in the fourth quarter.

Mainland China

Swire Properties has a joint venture agreement with the Guangzhou Daily News Group to develop the Taikoo Hui Guangzhou Cultural Plaza in the Tianhe district of Guangzhou. The project will consist of a major retail centre, offices, a hotel, a performing arts centre and a library and is scheduled for completion in 2008 at a total estimated cost of RMB4,000 million. Discussions are underway to allow Swire Properties to take a higher stake than its current 55% in this proposed four million square foot development.

Swire Properties has a 10% interest in CITIC Square on Nanjing Road West, Shanghai. The building comprises 1.1 million square feet of retail and office space, and is 100% let.

USA

Construction work has commenced at The Carbonell, a 284-unit condominium tower on Brickell Key, Miami. 248 units have been sold to date, with completion scheduled in July 2005. 10 units remain unsold at the Courts Brickell Key condominium. Construction of Jade Residences, a 338-unit residential condominium development at Brickell Bay in which Swire Properties has a controlling interest, is well advanced, with completion scheduled for late 2004. 325 units have been sold to date.

The 329-room Mandarin Oriental Hotel, which is 75% owned by the group saw a pick-up in both occupancies and room rates and reported an improved operating profit.


CATHAY PACIFIC

From Service


HJ NZ Australian
G AA British Airw
BC AO Cathay Paci
J BA Cebu Pacif
J CX China Air
BCD 5J China Eas
H CI
D MU
H CZ China So
J



To Satisfaction



Aviation Division

Cathay Pacific and HAECO are listed on the Hong Kong Stock Exchange. Dragonair provides passenger and cargo services to Mainland China and the rest of Asia, as well as freighter services to Europe. Air Hong Kong focuses on regional express cargo services. Other companies provide aviation-related services including flight catering, ramp and cargo handling and laundry services.

	2003 HK$M	2002 HK$M
Share of profits before taxation associated companies		
Cathay Pacific Group*	**696**	1,805
Hong Kong Aircraft Engineering Group	**186**	242
Hong Kong Dragon Airlines	**11**	107
Hong Kong Air Cargo Terminals	**283**	229
	1,176	2,383
Attributable profit	**844**	2,115

* *These figures do not include Cathay Pacific Airways' share of profits from Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.*

Swire Pacific's Aviation Division includes the following associated companies:

	Shareholding of Group companies			
	Direct or by Swire Aviation**	By Cathay Pacific Group	Total	Swire Pacific effective interest
Cathay Pacific Airways Ltd	46.4%	–	46.4%	46.4%
Hong Kong Dragon Airlines Ltd	7.7%	17.8%	25.5%	16.0%
AHK Air Hong Kong Ltd	–	60.0%	60.0%	27.8%
Hong Kong Aircraft Engineering Co Ltd	32.5%	27.4%	59.9%	45.2%
Hong Kong Air Cargo Terminals Ltd	30.0%**	10.0%	40.0%	24.6%

** *Swire Aviation is a 66.7% held subsidiary company of Swire Pacific.*

Cathay Pacific Airways

Key Operating Highlights

		2003	2002	Growth
Available tonne kilometres ("ATK")	Million	**13,355**	12,820	+4.2%
Available seat kilometres ("ASK")	Million	**59,280**	63,050	-6.0%
Revenue passenger kilometres ("RPK")	Million	**42,774**	49,041	-12.8%
Revenue passengers carried	'000	**10,059**	12,321	-18.4%
Passenger load factor	%	**72.2**	77.8	-5.6% pts
Passenger yield	HK cents	**43.3**	45.4	-4.6%
Cargo carried	'000 tonnes	**875**	851	+2.8%
Cargo and mail load factor	%	**68.7**	71.2	-2.5% pts
Cargo and mail yield	HK$	**1.78**	1.80	-1.1%
Cost per ATK	HK$	**2.00**	2.13	-6.1%
Cost per ATK without fuel	HK$	**1.61**	1.76	-8.5%
Aircraft utilisation	Hours per day	**11.4**	12.1	-5.8%
On-time performance	%	**91.0**	90.7	+0.3% pts
Breakeven load factor	%	**67.4**	65.7	+1.7% pts

The distribution of the Aviation Division's net assets is as follows:

Aviation Division net assets


HAECO 1.4
Dragonair 0.4
Hactl 0.8
Cathay Pacific Group 13.6
All figures in HK$ billion

Cathay Pacific Group also includes AHK Air Hong Kong, Airline Catering and Hong Kong Airport Services.

2003 OVERVIEW

The Aviation Division started the year well but the airlines suffered from a very severe drop in passenger business in March to July due to the SARS outbreak, before recovering and ending the year with a strong last quarter.

The air cargo business was strong throughout the year, setting a new record for tonnage carried.

Cathay Pacific Airways

The Cathay Pacific Group made a consolidated profit of HK$1,303 million in 2003, compared to a profit of HK$3,983 million in 2002.

The results were severely affected by the SARS outbreak, which caused a sharp fall in passenger numbers. However, the recovery in the second half came more quickly than expected, spurred by pent-up demand and special offers created to stimulate passenger traffic. The cargo business remained strong throughout the year in spite of the loss of capacity from the passenger fleet during SARS, with 875,000 tonnes carried during the year, up 2.8% on 2002.

Passenger capacity and traffic


Million
Traffic (RPK)
Capacity (ASK)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003

Passenger Services

The graph above illustrates the sharp drop in passenger loads and the cutback in capacity which occurred between March and July due to SARS. During May and June Cathay Pacific reduced its passenger schedule by 45% and parked 22 aircraft. As demand picked up, suspended services were progressively restored to full capacity by the end of September. Overall passenger traffic for the year, measured in revenue passenger kilometres, was down 12.8% on 2002, while passenger yield for the year was down 4.6% to HK¢43.3.

During the second half, Cathay Pacific carried six million passengers compared to just four million in the first half of the year. Traffic levels in the second half recovered to 2002 levels, with the exception of routes to North Asia which were still down 11% on the comparable period. Long haul routes performed particularly well, with European routes boosted by an increase in business travel and by stronger currencies.


Hong Kong

Cathay Pacific Network

Aberdeen
Adelaide
Amsterdam
Anchorage
Atlanta
Auckland
Austin
Bahrain
Bangkok
Beijing
Berlin
Boston
Brisbane
Brussels
Cairns
Cebu
Chicago
Cologne
Colombo
Copenhagen
Dallas
Delhi
Denpasar
Denver
Detroit
Dubai
Dusseldorf
Edinburgh
Fort Lauderdale
Frankfurt
Fukuoka
Glasgow
Hamburg
Hanoi
Helsinki
Ho Chi Minh City
Hong Kong
Houston
Jakarta
Johannesburg
Karachi
Kuala Lumpur
Las Vegas
Lisbon
London
Los Angeles
Manchester
Manila
Melbourne
Miami
Milan
Mumbai
Munich
Nagoya
Nashville
New Orleans
New York
Newcastle
Orlando
Osaka
Paris
Penang
Perth
Philadelphia
Pittsburgh
Prague
Raleigh Durham
Riyadh
Rome
St. Louis
San Diego
San Francisco
San Jose
San Juan
Sapporo
Seoul
Singapore
Stockholm
Stuttgart
Surabaya
Sydney
Taipei
Tampa
Tokyo
Toronto
Vancouver
Washington DC / Baltimore

Cargo


Cargo capacity and traffic
Million
Traffic (tonne km)
Capacity (ATK)
800
700
600
500
400
300
200
100
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003

As the graph above shows, the direct impact of SARS on cargo traffic was not significant even though cargo capacity was reduced as a result of cutting back on passenger flights.

Cathay Pacific's cargo revenue grew by 7.5% in 2003 due to increased exports from Hong Kong to Europe, Japan and the United States. The improvement was partly due to additional traffic from the integration of Air Hong Kong's European operation.

During 2003, a record 875,000 tonnes of freight were carried, up 2.8% on 2002. Cargo capacity, measured in available cargo and mail tonne kilometres, grew by 13.1% while load factor decreased to 68.7%. Cargo yield also decreased by 1.1% to HK$1.78.

Network, Product and Fleet

Flights to London were increased to three times daily and additional flights were added to Auckland, Johannesburg, Melbourne and Rome. Codeshare agreements with **one**world partners American Airlines and British Airways were extended to more destinations in the United States and Europe respectively. Additional freighter services were operated to Chicago, Los Angeles, Melbourne, Milan, New York, Osaka and Singapore. Cathay Pacific resumed services to Beijing in December and has also been licensed by the Hong Kong authorities to operate services to Shanghai and Xiamen.

Cathay Pacific won a number of awards including "World's Best Airline" in a global Skytrax Research poll and was recognised for its leadership role in various initiatives to relaunch Hong Kong and the region after SARS.

The airline took delivery of six new aircraft during 2003 including one Airbus A340-600, three A330-300s, and two Boeing B777-300s. At the end of the year it had a fleet of 85 aircraft, consisting of 74 passenger aircraft and 11 freighters. One more B777-300 joined the fleet in February 2004 and a B747-400 freighter is scheduled for delivery in 2005. In addition the airline has announced its intention to convert up to 12 used B747-400 passenger aircraft into freighters.

AHK Air Hong Kong (AHK)

AHK is 60% owned by Cathay Pacific and 40% by DHL International Limited ("DHL") following DHL's acquisition of an additional 10% shareholding from Cathay Pacific in March 2003.

AHK operates scheduled cargo services to Osaka and Seoul and charter flights for Cathay Pacific using a B747-200 freighter. It commenced a four times weekly express cargo service to Bangkok in March and a five times weekly service to Singapore in October. The company recorded a satisfactory profit in 2003. AHK has placed orders for six A300-600 freighter aircraft for delivery in 2004/2005.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO provides line and heavy maintenance services at Hong Kong International Airport. Its principal associated companies are:

- Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) which provides heavy maintenance from three double bay hangars in Xiamen, the third having opened in March 2003. TAECO also provides line maintenance services at Xiamen, Beijing and Shanghai.

- Hong Kong Aero Engine Services Limited (HAESL) which is the major Rolls-Royce aero engine overhaul and refurbishment facility in the region.

Attributable profit from the HAECO Group comprised:

	2003 HK$M	2002 HK$M	Change %
HAECO	**82**	238	-65.5
TAECO	**81**	71	+14.1
HAESL	**158**	141	+12.1
Other associates	**24**	15	+60.0
	345	465	-25.8

These results reflect the drop in traffic through Hong Kong International Airport and the deferral of heavy maintenance due to base customers temporarily grounding some of their aircraft during the SARS outbreak. HAECO's 2002 result included provision write-backs totalling HK$70 million.

Prospects for the HAECO Group in 2004 are encouraging with base maintenance work deferred from 2003 likely to result in high utilisation of the maintenance facilities in both Hong Kong and Xiamen. In addition TAECO should benefit from plans announced by Cathay Pacific in January 2004 to acquire up to 12 used B747-400s for conversion to freighters.

Hong Kong Air Cargo Terminals (Hactl)

Boosted by strong export growth, Hactl achieved record throughput of 2.0 million tonnes, representing a growth of 5.6%.

Hong Kong Dragon Airlines (Dragonair)

Dragonair's result was seriously affected by the SARS outbreak. However, the company returned to profit based on a very strong cargo performance and the robust recovery in passenger demand in the second half of the year.

Dragonair recorded a 11.1% decrease in passenger numbers in 2003. Passenger yield decreased by 8.6% as a result of special offers to stimulate passenger traffic. The passenger load factor, despite flight cancellations, was down by 5.9 percentage points to 59.4% in 2003.

Helped by additional freighter capacity, the company carried 269,980 tonnes of cargo in 2003, 39.5% higher than last year. Cargo load factor increased by 0.9 percentage points to 80.4%, while cargo yield increased by 8.6%.

In April, Dragonair's services to Sendai and Hiroshima were suspended as a result of the SARS outbreak whilst the joint venture service with Malaysian Airlines to Kuching was also terminated. The company commenced a twice-daily passenger service to Bangkok in November whilst frequencies of passenger services to Beijing and Shanghai were increased in the winter season in order to cope with growing traffic demand.

Dragonair took delivery of two A321s during the year bringing the fleet to 23 passenger aircraft and 3 freighters at the end of 2003.

With the relaxation of visa requirements for individual travel from Mainland China to Hong Kong and the signing of the Closer Economic Partnership Arrangement, Dragonair is optimistic about the future growth in demand for air travel between Hong Kong and Mainland China.

Airline Catering

The Cathay Pacific Catering Services group operates six flight catering facilities in Asia and North America. The catering business was severely affected by the sharp fall in passenger numbers during the SARS outbreak and stringent cost controls were implemented. Passenger traffic returned to normal levels in the second half but pressure on meal prices continued.

Hong Kong Airport Services (HAS)

HAS is the largest franchised ramp handling company at Hong Kong International Airport and provides services including aircraft loading, passenger steps and air-bridge operation, baggage handling, passenger and staff buses, aircraft load control, cargo and mail delivery.

The total number of flights handled in 2003 fell due to flight cancellations resulting from the SARS outbreak. In the circumstances HAS reported a satisfactory profit for the year.

Cathay Pacific Group

Operating profit before non-recurring items


HK$M
5,500
4,400
3,300
2,200
1,100
0
94 95 96 97 98 99 00 01 02 03

Net assets employed*


HK$M
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
94 95 96 97 98 99 00 01 02 03

* *Net assets employed comprise shareholders' funds, minority interests and net external borrowings of the Cathay Pacific Group.*

HAECO Group

Operating profit before non-recurring items


HK$M
500
400
300
200
100
0
94 95 96 97 98 99 00 01 02 03

Net assets employed*


HK$M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
94 95 96 97 98 99 00 01 02 03

* *Net assets employed comprise shareholders' funds, minority interests and external long-term borrowings of the HAECO group.*





From Production




To Enjoyment

Beverages Division

The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area in the western USA. It works in close partnership with The Coca-Cola Company on brand development and marketing.

	2003 HK$M	2002 HK$M
Turnover*	**5,136**	4,956
Operating profit	**364**	333
Share of profits before taxation jointly controlled companies	**205**	140
Attributable profit	**363**	276

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$3,798 million in 2003 (2002: HK$3,203 million).*

Segment information

	Turnover		Attributable Profit	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Hong Kong	**1,351**	1,323	**127**	138
USA	**2,788**	2,696	**142**	110
Taiwan	**997**	937	**42**	30
Mainland China	–	–	**86**	33
Head Office – costs	–	–	**(34)**	(35)
	5,136	4,956	**363**	276

	Hong Kong	USA	Taiwan	Mainland China	2003 Total	2002 Total
Sales volume (million cases)	45.6	78.7	44.9	237.4	**406.6**	370.4
Franchise population (million)	6.8	5.7	22.6	383.2	**418.3**	415.6
Per capita consumption per annum (8oz serving)	161	332	48	15	**23**	21
Number of plants	1	2	2	9	**14**	14
Number of employees	1,146	1,746	879	8,541	**12,312**	11,886

Sales mix by location

	Sales mix%			
	2003		2002	
	CSD*	**NCB#**	CSD*	NCB#
Hong Kong	**63%**	**37%**	65%	35%
USA	**90%**	**10%**	91%	9%
Taiwan	**68%**	**32%**	68%	32%
Mainland China	**81%**	**19%**	84%	16%

* *Carbonated soft drinks.*
\# *Non-carbonated beverages.*

2003 OVERVIEW

Total sales volume grew 10% in 2003 to reach 407 million unit cases. A strong second half largely offset the impact of SARS seen within Greater China earlier in the year.

Profits fell in Hong Kong, mainly reflecting lost sales during SARS and a slightly weaker sales mix.

Mainland China was the principal source of incremental profits due to the added contribution from strong sales growth of 18% and the success in maintaining margins through tight control of materials, production and distribution costs. The USA also showed good profit growth on slightly improved margins and lower finance costs. Although adversely impacted by SARS in the second quarter, Taiwan benefited from improved sales mix and pricing as well as lower finance costs.

Hong Kong

Sales in Hong Kong grew by 6% in the second half thereby picking up most of the volume lost in the first half. Demand was stimulated by the successful launch of a range of brand extensions, including Nestea Icerush and Coke Light with Lemon, and a prolonged dry spell in the fourth quarter, but special post-SARS price promotions coupled with a weaker sales mix resulted in a modest decline in profit for the year.

Growth in non-carbonated beverages ("NCBs") is expected to continue. In 2003, NCBs accounted for 37% of sales with strong growth seen in Bonaqua, Nestea and Nescafé.

USA

Sales were flat against 2002 although the continuing consumer shift towards NCBs helped drive strong growth in Powerade of 31% and Dasani mineral water of 28%, a pattern consistent with the rest of the country.

Improving sales mix and careful management of price promotions enabled a slight improvement in margins, which together with lower finance costs, resulted in attributable profit increasing from HK$110 million to HK$142 million.

Taiwan

The Taiwan operation saw sales grow 11% in the second half but for the full year, overall volume was down 1%. Successful flavour extensions to the Nestea and Coke brands, and the launch of a local tea brand Tien Ren, invigorated demand.

Operating costs were effectively controlled and good cash generation helped reduce borrowings and finance costs.

Mainland China

Jointly controlled operating companies hold bottling and distribution franchises for Henan, Fujian, Anhui, Shaanxi provinces and most of Zhejiang, Jiangsu and Guangdong provinces.

The attributable profit from Mainland China operations rose to HK$86 million on the back of sales growth of 18%. Qoo showed continued strength and Nestea was successfully launched throughout the territory. Consumer demand was further enhanced by exceptional weather in the second half.

Pricing pressures remain but margins improved slightly as a result of purchasing gains and volume-driven operational efficiencies.

Sales volume in million unit cases



Million unit cases
Hong Kong
USA
Mainland China
Taiwan
450
400
350
300
250
200
150
100
50
0
94
95
96
97
98
99
00
01
02
03

Net assets employed



HK$M
Hong Kong
USA
Mainland China
Taiwan
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
94
95
96
97
98
99
00
01
02
03

Net assets employed comprise shareholders' funds, minority interests and net borrowings of group companies, which include the share of net assets in jointly controlled companies in Mainland China.



From Expertise



To Confidence

Marine Services Division

The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interests, through jointly controlled and associated companies, in ship repair and harbour towage services in Hong Kong and overseas and in container terminal operations in Hong Kong and Mainland China.

	2003 HK$M	2002 HK$M
Swire Pacific Offshore		
Turnover	**1,218**	993
Operating profit	**309**	352
Attributable profit	**306**	355
Share of profits before taxation jointly controlled and associated companies		
Ship repair, land engineering and harbour towage	**36**	24
Container terminal operations	**378**	330
Offshore oil support services	**23**	25
	437	379
Attributable profit	**646**	658

Fleet size (number of vessels)	**2003**	2002
Swire Pacific Offshore	**62**	56
Hongkong Salvage & Towage	**26**	26
Total	**88**	82

Container terminal throughput ('000 TEUs)	**2003**	2002
Modern Terminals	**3,991**	3,613
Shekou Container Terminals	**1,527**	884
Total	**5,518**	4,497

Throughput history


'000 TEUs
Modern Terminals
Shekou Container Terminals
6,000
5,000
4,000
3,000
2,000
1,000
0
94
95
96
97
98
99
00
01
02
03

Swire Pacific Offshore – Fleet size


Number of vessels
Built prior to 1980
Built 1980 – 1984
Built 1985 – 1994
Built 1995 – 1999
Built 2000 or after
60
50
40
30
20
10
0
94
95
96
97
98
99
00
01
02
03
04
05

2003 OVERVIEW

The division's contribution to the group's attributable profit in 2003 amounted to HK$646 million, compared with HK$658 million in 2002, a decrease of 1.8%. This result reflected relative weakness in offshore oil support services, which offset an increased contribution from container terminal operations.

Offshore Oil Support

Swire Pacific Offshore provides marine support to the offshore oil industry. At the end of 2003 Swire Pacific Offshore had a fleet of 62 vessels, including seven boats in an Egyptian associated company, Ocean Marine Services.

The level of offshore oil exploration fell somewhat in 2003 which reduced fleet utilisation and charter rates for the company. Swire Pacific Offshore reported an attributable profit of HK$306 million, compared with HK$355 million in 2002; a decrease of 13.8%.

During the year, the company took delivery of one 7,200 bhp Anchor Handling Tug Supply boat ("AHTS") and five 10,800 bhp AHTS and sold *Pacific Pearl*, a 2,200 bhp Standby Support vessel. A further four 4,825 bhp AHTS will be delivered in 2004 and 2005. This will bring Swire Pacific Offshore's fleet to 66 vessels by the end of 2005.

Expro Swire Production, a 50% owned jointly controlled company, returned satisfactory results from the production vessel operated on behalf of the National Iranian Oil Company. This contract, which was originally scheduled to end in August 2003, has been extended until May 2004 with options for further extension by the customer.

The market for larger vessels is mixed, with a continuing lack of major new deepwater drilling programmes to absorb significant new tonnage coming out of the yards. This will continue to have an impact on the utilisation of the company's higher powered vessels. The jack-up and production sectors remain firm and, with half of Swire Pacific Offshore's fleet targeted at this market, prospects for the small and medium sized vessels look solid.

HUD Group

The HUD Group provides ship repair, harbour and ocean towage and salvage, and general engineering services from its facilities based on Tsing Yi Island.

Severe pressure on rates and strong competition from regional shipyards continue to depress the earnings and margins of the dockyard. The difficult business climate was compounded by the impact of SARS, which led to the postponement and cancellation of dockings. With the outlook continuing to be uncertain, management is focussing on efficiency and cost saving measures to improve performance, as well as maximising utilisation of its facilities.

Hongkong Salvage & Towage maintains its position as the largest operator of tugs in Hong Kong harbour, with a fleet of ten deployed locally. The business reported improved results from an increase in vessel movements and the profit on sale of four older tugs. The fleet age profile was improved by the addition of four new-builds, which were delivered during the year. A further two new-builds are being delivered during the first quarter of 2004, with two more to be added later in the year. Together with the ten tugs which are deployed overseas, the fleet will total 24 by the end of 2004. The company also operates six shallow-draft container vessels on long-term contracts in Hong Kong. In June 2003, the group acquired a 55% controlling interest in Australian Maritime Services Pty Limited, an Australian harbour towage company headquartered in Melbourne. Following its acquisition, Australian Maritime Services Pty Limited has extended its services to two additional ports in Australia.

Container Terminal Operations

Despite strong export growth in South China, throughput growth in Hong Kong was modest during the year as the various terminals in Shenzhen, with their pricing advantages, had absorbed most of the growth. Nevertheless, Modern Terminals Limited ("MTL") achieved a record throughput of 4.0 million TEU in 2003. The first MTL berth at Container Terminal No.9 ("CT9") was completed in the fourth quarter of 2003. It is expected that CT9 will be in full operation following completion of the second berth in mid 2004. However, competition in Kwai Chung will intensify as a result of increased capacity and Asia Container Terminals Limited's entry as a new operator. This is likely to have an impact on throughput growth and rates for existing Kwai Chung operators.

Shekou Container Terminals greatly benefited from continuing rapid growth of output from the many factories in Southern China leading to strong growth in exports. The third berth came into operation in August under Shekou Container Terminals (Phase II). Combined throughput for the year of the three berths reached a record 1.5 million TEU. Construction of the fourth berth has also been completed in January 2004 to provide additional capacity.



From Diversity




o Choice

Trading & Industrial Division

The Trading & Industrial Division has diverse interests in Hong Kong, Taiwan and Mainland China, which include wholly-owned and joint-venture investments in:

- **Importing and retailing of motor vehicles**
- **Distribution and retailing of sports and casual footwear and apparel**
- **Packaging and retailing of sugar products**
- **Marble cutting and contracting**
- **Waste management**
- **Aluminium can manufacture**
- **Paint manufacture**

	2003 HK$M	2002 HK$M
Turnover		
Taikoo Motors group	**2,570**	2,500
Swire Resources group	**857**	674
Other subsidiaries	**247**	309
	3,674	3,483
Operating profits/(losses)		
Taikoo Motors group	**106**	(131)
Swire Resources group	**55**	43
Other subsidiaries and head office costs	**(36)**	(2)
Profit on sale of jointly controlled company	**–**	68
	125	(22)
Attributable profits/(losses)		
Taikoo Motors group	**72**	(174)
Swire Resources group	**43**	35
Other subsidiaries and head office costs	**(23)**	65
	92	(74)
Share of profits/(losses) before taxation jointly controlled companies		
Swire SITA group	**101**	89
CROWN Beverage Cans group	**44**	14
ICI Swire Paints	**17**	19
Swire Resources group	**12**	10
Write-off of sports footwear franchise	**(6)**	(35)
Discontinued businesses	**–**	1
	168	98
Attributable profit	**238**	4

		2003	2002
Cars sold		**9,530**	10,915
Shoes sold (pairs)	Million	**1.91**	1.62
Brands managed		**19**	24

2003 OVERVIEW

The Trading & Industrial Division recovered strongly in the second half following the SARS outbreak in the Division's major markets of Mainland China, Hong Kong and Taiwan earlier in the year. When viewed as a whole 2003 saw continuing strong economic growth in Mainland China with strong exports and buoyant domestic demand. Taiwan saw modest GDP growth resumed in the second half although its currency continued to weaken. Hong Kong saw a rebirth of consumer and investor confidence from August onwards and for the first time in six years price deflation started to abate.

Most of the Division's businesses benefited from these conditions with improved sales and profits. Full year attributable profit was HK$238 million, a marked increase from HK$4 million in 2002. The result reflects the strong trading performance and the absence of restructuring charges seen in prior years.

Subsidiary Companies

Taikoo Motors group

The Taikoo Motors group in Taiwan returned a profit of HK$72 million in 2003, slightly down on HK$77 million in 2002. In Taiwan the company now has a strong and diversified portfolio dealing in VW, Audi and Kia motor cars, and Volvo commercial vehicles, and is expanding its retail network. The company sold 9,000 vehicles in Taiwan in 2003, although the persistent weakness of the Taiwan dollar put pressure on margins. During the year the company completed its exit from motor car trading in both Mainland China and Hong Kong, and sold the Kwun Tong Car Centre in January 2004 for HK$90 million.

Swire Resources

Swire Resources, which trades in sports shoes and sports apparel, returned a recurring profit of HK$51 million in 2003 which includes its share of post tax profits from jointly controlled companies amounting to HK$8 million. This is well ahead of HK$42 million in 2002. The company operates 71 stores in Hong Kong with an estimated 35% share of the retail market in its sector. The company is also the exclusive importer of 15 sports brands into Hong Kong. With the addition of new brands and product lines, sales of sports apparel and accessories now equal those of footwear. The company's Mainland China wholesale business returned a profit for the first time in 2003.

Taikoo Sugar

Taikoo Sugar recorded a loss of HK$2.7 million in 2003. During the year the company opened a production facility in Guangdong and re-launched the brand in Mainland China. The Hong Kong business continues to be modestly profitable.

Swire Duro

Swire Duro recorded a modest trading loss in 2003. The company has a relatively firm order book but delays on key projects meant the factory was under-utilised for much of the year.

Jointly Controlled Companies

Swire SITA Waste Services

Swire SITA Waste Services returned an attributable share of profit before taxation of HK$101 million, slightly ahead of 2002. The Hong Kong transfer stations and landfills performed as expected. Tonnages were generally down on 2002 but costs were well controlled and the company benefited from steadier pricing as general deflation in Hong Kong began to ease in the second half of the year. Swire SITA continues to suffer larger than forecast losses from the waste-to-energy incinerator contract in Kaohsiung, Taiwan. This is partly because of equipment malfunction but also due to the contraction of the industrial base of southern Taiwan as more and more industry moves to Mainland China. CSR Macau, the company's joint venture waste management company in Macau, exceeded budgeted profitability.

CROWN Beverage Cans group

The CROWN Beverage Cans group had good profit growth in 2003. Demand for the company's products, particularly in eastern and southern China, was strong. The company's joint venture plant in Hanoi, Vietnam showed improved profitability on the back of strong sales.

ICI Swire Paints

ICI Swire Paints had another good year in Mainland China with sales growing 31% by value over 2002, the fifth successive year of strong sales growth. Demand was particularly buoyant in the east and north. Profit growth was constrained by significant expenditure on a major new marketing initiative which is intended to drive further sales growth. Business in Hong Kong was adversely affected by the weak property market.

References are to "Notes to the Accounts" on pages 59 to 84.

Commentary on major variances in the Consolidated Profit and Loss Account, Balance Sheet and Cash Flow Statement

Consolidated Profit and Loss Account	2003 HK$M	2002 HK$M	Reference
Turnover In the Property Division, turnover from property trading increased significantly due to strong sales of the units in The Orchards. The increased revenue from the sale of investment properties during the year was more than offset by the reduced gross rental income. In the Beverages Division, strong sales growth in the second half of the year for both Hong Kong and Taiwan, particularly non-carbonated products, has largely offset the negative impact of SARS seen during the second quarter of 2003. Turnover for the two territories and USA increased 3.6% over that of 2002. Improved charter-hire revenue was recorded in the Marine Services Division, reflecting further capacity growth in Swire Pacific Offshore following the delivery of six new vessels during the year. In the Trading & Industrial Division, the strong sales in Swire Resources were partially offset by lower turnover in Swire Duro and Taikoo Sugar. Taikoo Motors group recorded increased sales of motor cars in Taiwan, whilst the turnover in Hong Kong fell following the sale of the business in 2003.	**17,568**	15,215	Note 1
Operating Profit In the Property Division, operating profit was marginally higher than 2002 due to increased contribution from the sale of trading properties (The Orchards) and the further sale of units in The Albany and 3 Coombe Road, partially offset by reduced net rental income from the office portfolio. The Beverages operations in the USA and Taiwan recorded good profit growth as a result of improved margins and sales mix as well as savings in operating costs. Operating profit for the Hong Kong operation dropped marginally due to special price promotions and unfavourable sales mix. Operating profit in the Marine Services Division saw a decline in 2003, reflecting the higher operating costs of the expanding fleet in Swire Pacific Offshore. The increase in operating profit in the Trading & Industrial Division was due to the combination of higher contribution from Swire Resources and the absence of closure costs and write-down of net assets relating to the car businesses in Mainland China and Hong Kong respectively.	**4,585**	4,345	Note 2 and Note 3
Net Finance Charges The decrease in net finance charges was due to the lower prevailing interest rates and the reduction of average net borrowings during the year.	**(464)**	(547)	Note 6
Share of Profits Less Losses of Jointly Controlled Companies The significant increase was due to the absence of provisions for property development projects and the write-off of goodwill in respect of a footwear franchise. The share of profits from Beverages operations in Mainland China rose by HK$65 million due to 18% sales growth and slightly improved margins. Contribution from container handling facilities in Shekou increased by HK$36 million, benefiting from the strong growth in exports from Southern China.	**530**	(36)	Note 7

Consolidated Profit and Loss Account (continued)	2003 HK$M	2002 HK$M	Reference
Share of Profits Less Losses of Associated Companies The severe drop in passenger business during the SARS outbreak caused a dramatic fall in profit contributions from Cathay Pacific and Dragonair in the second quarter of 2003. Although demand recovered quickly in the second half, the share of profits from both companies in 2003 showed an aggregate decline of HK$1,205 million as both the overall passenger traffic and passenger yield were down from last year.	**1,522**	2,750	
Taxation The higher effective tax rate of 14.1% was mainly due to the increase in Hong Kong profits tax rate of 1.5% and its effect on the opening deferred tax liabilities.	**872**	755	Note 8
Profit Attributable to Shareholders The decrease in profit from the Aviation Division has been partially offset by the absence of provisions against property development projects held by jointly controlled companies and restructuring costs for the car businesses in the Trading & Industrial Division. In addition, higher profits were recorded from property trading and sales of investment properties as well as Beverages operations in Mainland China, USA and Taiwan.	**4,922**	5,377	Note 9

Consolidated Balance Sheet

Fixed Assets The reduction in fixed assets mainly reflects the decrease in valuation of the investment property portfolio, and also the sale of units in The Albany and 3 Coombe Road.	**65,473**	66,975	Note 12
Investments in Jointly Controlled Companies Remittance of funds and dividends from jointly controlled companies holding interests in the Ocean Shores and Les Saisons development projects accounted for the decrease during the year.	**4,311**	5,845	Note 14
Investments in Associated Companies The slight decrease mainly represents the share of deficit in the cash flow hedge reserve recognised by Cathay Pacific, which more than offset the increase in retained earnings.	**17,677**	17,983	Note 15

Consolidated Balance Sheet (continued)	2003 HK$M	2002 HK$M	Reference
Properties for Sale The decrease is mainly due to the sale of units in The Orchards in Hong Kong and Courts Brickell Key in the USA.	**1,822**	2,442	Note 17
Trade and Other Receivables Trade receivables at the end of 2003 included the balance of proceeds receivable from the sale of units in The Orchards. Such increase was partially offset by the settlement of receivables brought forward from 2002, representing the proceeds from the sale of Swire Beverages (Dongguan) and the Hong Kong Spinners Industrial Building.	**2,485**	2,146	Note 19
Long-term Loans and Bonds The decrease reflects the reclassification of long-term loans and bonds due within one year, comprising HK$2,321 million (US$300 million) 144A bonds and HK$500 million medium term notes, to current liabilities. The decrease is also due to the repayment of long-term loans with funds received from the Property Division upon sale of trading and investment properties.	**1,325**	5,324	Note 22
Minority Interests The increase reflects retained profits attributable to minority interests and the minorities' share of 2003's revaluation surplus in respect of Festival Walk (a non-wholly owned investment property), partially offset by the repayment of shareholders' loans to minority interests in the Property Division.	**5,231**	4,861	
Shareholders' Funds The decrease relates principally to a decrease in the property valuation reserve and the cash flow hedge reserve, partially compensated by profit retained during the year. In 2003, the Company purchased a total of 1,932,500 'A' shares of the company, for an aggregate consideration of HK$60 million. All the shares repurchased were cancelled. The premium paid in excess of the nominal value of shares repurchased was charged to revenue reserve.	**68,076**	68,947	
Consolidated Cash Flow Statement			
Cash Generated from Operations The increase is mainly due to cash inflows from the sale of units in The Orchards. Strong trading in the second half of 2003 in Taikoo Motors Taiwan helped boost revenues and cash flows from the Trading & Industrial Division.	**5,333**	4,462	Note 30

Consolidated Cash Flow Statement (continued)

	2003 HK$M	2002 HK$M	Reference
Interest Paid The decrease in interest paid during the year is attributable to the continued decline in interest rates and to the lower level of the group's net borrowings.	**860**	961	
Profits Tax Paid The increase in tax paid during the year mainly represents the settlement of the higher tax charges relating to 2002. The 1.5% rise in the Hong Kong profits tax rate also has the effect of increasing the 2003 provisional profits tax paid.	**444**	298	
Proceeds from Fixed Asset Disposals The increase is due to cash inflows from the collection of receivable from the sale of the Hong Kong Spinners Industrial Building in 2002 and proceeds from the sale of residential units in The Albany and 3 Coombe Road.	**1,041**	605	
Purchase of Shareholdings in and Loans to Jointly Controlled Companies The outflow is mainly due to additional loans injected into property development projects undertaken by jointly controlled companies. The amount also includes further investment in Shekou Container Terminals (Phase II).	**973**	420	
Purchase of Shareholdings in and Loans to Associated Companies The cash outflow mainly relates to the purchase of additional shares in Cathay Pacific Airways.	**257**	3	
Sale of Shareholdings in and Repayment of Loans by Jointly Controlled Companies The increase in cash inflow mainly arose from the repayment of loans by jointly controlled companies upon realisation of trading properties (Ocean Shores and Tung Chung Crescent). The inflow also includes the proceeds received from the sale of Swire Beverages (Dongguan).	**2,748**	2,434	
Loans Drawn and Refinancing Loans drawn in 2003 were mainly for the financing of the construction of development properties in the USA and to refinance the bank loan in the US Beverages operations.	**1,235**	1,068	
Repayment of Loans and Bonds The outflow in 2003 mainly represents repayments of HK$2,400 million of fixed and floating rate notes, a HK$852 million (US$110 million) private placement and other bank loans. These were funded by operating cash inflows and asset realisations in the Property Division.	**5,321**	3,496	

Investment Appraisal and Performance Review

	Net assets employed (per ten-year financial summary)			Capital commitments		
	2001 HK$M	2002 HK$M	**2003 HK$M**	2001 HK$M	2002 HK$M	**2003 HK$M**
Property investment						
– at cost	37,127	38,182	**39,566**	1,898	2,178	**1,632**
– revaluation reserve	28,752	22,892	**19,673**			
– working capital	(3,402)	(3,856)	**(3,588)**			
Property trading	7,185	5,362	**2,791**			
Aviation	15,855	16,518	**16,214**			**99**
Beverages	3,478	3,588	**3,236**	25	19	**24**
Marine Services	2,899	3,814	**4,335**	1,397	431	**170**
Trading & Industrial	1,767	1,379	**1,052**			
Head office	215	117	**202**			
	93,876	87,996	**83,481**	3,320	2,628	**1,925**

Comments on these numbers:

- The increase in Property investment assets at cost is due to the HK$941 million investment in Three Pacific Place and Cambridge House partially offset by the sale of residential property at The Albany and 3 Coombe Road. The decrease in the property revaluation reserve was mainly due to a reduction in office values partially offset by the increase in the value of the retail portfolio.

- Property trading assets declined by HK$2,571 million in 2003. Sales of units in Ocean Shores, Les Saisons, Seaview Crescent and The Orchards as these residential projects moved towards completion were partially offset by expenditure on Jade Residences and The Carbonell in Miami.

- Aviation Division comprises associated companies. Its net assets employed reflect the change in these companies' reserves. The HK$304 million reduction during the year was mainly due to a reduction in Cathay Pacific's cashflow hedge reserve resulting from currency movements and a decrease in HAECO's retained profit due to a special dividend.

- Beverages Division's assets decreased by HK$352 million in 2003 due to depreciation exceeding capital expenditure and a HK$42 million increase in deferred tax liabilities in the USA.

- Marine Services Division's assets increased due to expenditure of HK$473 million on new vessels for the expansion of Swire Pacific Offshore.

- Trading & Industrial Division's assets declined by HK$327 million in 2003 mainly due to the withdrawal from motor vehicle trading in Hong Kong and Mainland China.

Credit Analysis

Introduction

This section of the report covers:

Treasury Management

- Structure and Policy
- Interest Rate Exposure
- Currency Exposure
- Commodity Exposure
- Credit Exposure
- Accounting for Derivatives

Credit Profile

- Key Credit Ratios
- Cash Flow Summary
- Currency Profile
- Sources of Finance
- Maturity Profile and Refinancing
- Covenants and Credit Triggers
- Interest Cover and Gearing
- Total Financial Obligations
- Debt in Jointly Controlled and Associated Companies

Treasury management

Structure and Policy

Swire Pacific's Head Office Treasury sets its financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

Interest Rate Exposure

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the Swire Pacific group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

Currency Exposure

Exposure to movements in exchange rates on individual transactions in the Swire Pacific group is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. All significant foreign currency borrowings with a fixed maturity date are covered by appropriate currency hedges.

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of Swire Pacific and its subsidiary companies are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

Commodity Exposure

Certain Swire Pacific group companies have underlying exposures to commodity risk. Derivatives including swaps, forwards and options are used in the management of these exposures in accordance with the policies approved by the Board.

Credit Exposure

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

Accounting for Derivatives

Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged, hence, derivatives are not required to be valued at their market values.

Derivative transactions entered into by Swire Pacific and its subsidiary companies, and outstanding at the year end are summarised below by their respective types and maturities:

Maturity	Type	Purpose	Currency paid	Principal HK$	Basis of rate paid	Currency received	Basis of rate received
2004	Cross currency coupon only swap	To hedge USD coupons	HKD	2,534,850,000	Fixed	USD	Fixed
2004	Cross currency swap	To hedge principal repayment of USD debt	HKD	1,313,665,000	Fixed	USD	Fixed
2004	Cross currency swap	To hedge principal repayment of USD debt	HKD	1,007,435,000	Floating	USD	Floating
2004	Interest rate swap	To swap fixed rate debt into floating rate	HKD	500,000,000	Floating	HKD	Fixed
2005	Cross currency coupon only swap	To hedge USD coupons	HKD	390,000,000	Fixed	USD	Fixed
2006	Cross currency coupon only swap	To hedge USD coupons	HKD	3,315,000,000	Fixed	USD	Fixed
2006	Interest rate swap	To swap floating rate debt into fixed rate	HKD	700,000,000	Fixed	HKD	Floating
2007	Cross currency coupon only swap	To hedge USD coupons	HKD	974,250,000	Fixed	USD	Fixed
2008	Interest rate swap	To swap floating rate debt into fixed rate	USD	241,756,600	Fixed	USD	Floating

Credit Profile

Swire Pacific aims to maintain a capital structure that is appropriate for long-term credit ratings of A3 to A1 on Moody's scale and A- to A+ on Standard & Poor's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances. As at 31st December 2003 our long-term credit ratings were A3 from Moody's and BBB+ from Standard & Poor's.

Key Credit Ratios

The table below sets out those credit ratios of the group which credit agencies commonly assess when determining credit ratings:

	1999	2000	2001	2002	**2003**
Operating margin	26.8%	29.8%	33.1%	32.5%	**29.9%**
EBIT/net interest	3.5	4.2	5.5	6.5	**7.9**
FFO+net finance charges/net interest	3.8	4.6	5.8	6.3	**7.4**
Rental income/net interest	2.8	2.7	3.4	4.2	**4.3**
FFO/net debt	27.0%	33.8%	34.7%	34.7%	**52.1%**
Net debt/net capital	18.6%	17.0%	17.8%	16.1%	**12.2%**

Operating margin = Operating profit before depreciation and amortisation/turnover
EBIT = Earnings before interest and taxes
FFO (Funds from operations) = Net income plus depreciation plus deferred tax plus non-cash items
Net capital = Shareholders' funds plus minority interests plus proposed dividends plus net debt
Net interest is stated before deducting capitalised interest.

Cash Flow Summary

	2003 HK$M	2002 HK$M
Net cash generated by businesses and investments:		
Cash generated from operations	**5,333**	4,462
Cash from asset realisations*	**3,838**	3,272
Dividends received	**1,563**	1,245
Capital expenditure and investments**	**(3,130)**	(2,619)
Tax and net interest paid	**(1,256)**	(1,220)
	6,348	5,140
Cash paid to shareholders and net funding by external debt:		
Share repurchases	**(60)**	(540)
Dividends paid	**(1,999)**	(1,884)
Decrease in borrowings	**(4,352)**	(2,603)
	(6,411)	(5,027)
(Decrease)/increase in cash and cash equivalents	**(63)**	113

* *Includes proceeds from fixed asset disposals and the sale of shareholdings in and repayments of loans by jointly controlled and associated companies and investment securities as well as net changes in long-term receivables.*

** *Includes additions to fixed assets and deferred expenditure, purchase of shareholdings in and loans to subsidiary, jointly controlled and associated companies and investment securities.*

Cash from asset realisations was derived mainly from the sale of trading properties in Ocean Shores and Tung Chung Crescent as well as from sale of units in The Albany and 3 Coombe Road. Other receipts include proceeds from the sale of interests in Swire Beverages (Dongguan) and Xian BC Coca-Cola Beverages and the Hong Kong Spinners Industrial Building.

Capital expenditure and investments include mainly of construction costs for Three Pacific Place and Cambridge House, addition of offshore support vessels and purchase of shares of Cathay Pacific.

The major debt repayments for the year comprise HK$2,400 million of fixed and floating rate notes and a US$110 million private placement. Other repayments relate to funds drawn from syndicated and bilateral revolving credit loans, funded by cash from operations and asset realisations. A syndicated loan of HK$2,300 million and a revolving credit line of HK$200 million were secured during the year to provide additional committed facilities.

Currency Profile

Following is an analysis of debt by currency net of hedges at 31st December 2003:

Currency	Total HK$M	%
Hong Kong Dollar	6,999	69
United States Dollar	2,981	29
New Taiwan Dollar	253	2
Others	(59)	–
	10,174	100

Sources of Finance

At 31st December 2003, committed loan facilities and debt securities amounted to HK$16,534 million, of which HK$7,094 million (43%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$2,577 million. Sources of funds at the end of 2003 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	–
Bonds	2,321	2,321	–
Fixed/Floating Rate Notes	1,000	1,000	–
Bank and other loans	8,571	1,477	7,094
	16,534	9,440	7,094
Uncommitted facilities			
Money market & others	3,810	1,233	2,577

Maturity Profile and Refinancing

The group's weighted average term and cost of debt is:

	2003	2002
Weighted average term of debt	**4.8 years**	4.4 years
Weighted average term of debt (excluding Perpetuals)	**2.1 years**	1.8 years
Weighted average cost of debt	**6.4%**	5.6%
Weighted average cost of debt (excluding Perpetuals)	**4.7%**	4.1%

The maturity profile of the group's gross borrowings at the end of each of the last five years is set out below:

Maturity profile



%
Within 1 year
1-2 years
2-5 years
Over 5 years
100
80
60
40
20
0
99
00
01
02
03

Included in the group's debt is HK$4,642 million of Perpetual Capital Securities, half of which the group can call at any time after 30th October 2006. The other half can be called at any time after 13th May 2017. As the call is at the option of the group, this debt is reported as having a life of the longer of the first call date and ten years.

The group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the group's committed debt facilities is detailed below:

Debt Maturity

	2004 HK$M	**2005 HK$M**	**2006 HK$M**	**2007 HK$M**	**beyond 2007 HK$M**
Capital market debts	2,821	–	500	–	4,642
Bank loans	805	3,577	1,867	22	2,300
	3,626	3,577	2,367	22	6,942

Covenants and Credit Triggers

There are no specific covenants given by the group for its debt facilities which would require debt repayment or termination of a facility should the group's credit rating be revised by the credit rating agencies.

Covenants have been given in respect of gearing limits, maintenance of minimum consolidated tangible net worth and interest cover. During the term of these facilities, none of the covenants were breached.

Interest Cover and Gearing

At 31st December 2003, 72% of the group's gross borrowings were on a fixed rate basis and 28% were on a floating rate basis.

The following graphs illustrate interest cover and gearing ratios for each of the last five years. Interest cover for the year ended 31st December 2003 was 9.88 times while cash interest cover, calculated by reference to total interest charges including capitalised interest, was 5.90 times. The gearing ratio was 14% at the end of 2003.

Interest cover and cash interest cover



HK$M
Operating profit
Net finance charges
Net finance charges and capitalised interest
Interest cover
Cash interest cover
Times
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
14
12
10
8
6
4
2
0
99
00
01
02
03

Gearing ratio



HK$M
Shareholders' funds including minority interests
Net borrowings
Gearing ratio
Ratio
120,000
80,000
40,000
0
0.3
0.2
0.1
0
99
00
01
02
03

Total Financial Obligations

The chart below illustrates net debt by borrowing entity, attributable net debt in jointly controlled and associated companies ("JCC & Asso") and undertakings given to third parties.

(In HK$M except specified)



Swire Pacific BBB+ / A3 US$300M *365
Swire Finance 1,357
Swire Pacific MTN Financing BBB+ / A3 1,000
Swire Pacific Offshore Financing BBB- / Baa1 US$300M
Swire Pacific Capital BBB- / Baa1 US$300M
Swire Pacific Cold Storage 22
Property Division 439
Aviation Division –
Beverages Division 568
Marine Services Division (25)
Trading & Industrial Division (150)
Property Division JCC & Asso 697
Aviation Division JCC & Asso 5,826
CX 5,151
Hactl 512
KA 256
Others (93)
Beverages Division JCC & Asso (278)
Marine Services Division JCC & Asso 665
Trading & Industrial Division JCC & Asso (124)
Consolidated net debt 10,174
Attributable net debt 6,786

* *Performance guarantee given in respect of a jointly controlled company.*

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong accounting standards, the group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at the end of 2003 and 2002:

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
Property Division	**2,245**	2,404	**697**	736	**337**	349
Aviation Division						
Cathay Pacific	**11,111**	9,645	**5,151**	4,414	**–**	–
Hactl	**2,076**	2,711	**512**	666	**–**	–
Dragonair	**1,601**	1,698	**256**	269	**–**	–
Other Aviation Division companies	**(51)**	(45)	**(93)**	(91)	**8**	–
Beverages Division	**(575)**	(167)	**(278)**	(97)	**–**	–
Marine Services Division	**2,104**	1,707	**665**	499	**500**	500
Trading & Industrial Division	**(325)**	(42)	**(124)**	(14)	**–**	–
	18,186	17,911	**6,786**	6,382	**845**	849

Corporate Governance

Business Values

A reputation for fair dealing and integrity is a valuable corporate asset and we are determined to foster and maintain high standards of corporate governance. We also believe that maximisation of long-term returns to shareholders is best achieved by acting in a socially responsible manner which recognises the interests of other community stakeholders. Our commitment is to:

- provide high-quality products and services to the satisfaction of our customers;
- maintain high standards of business ethics and corporate governance;
- ensure the safety and well-being of employees, customers and others with whom we have contact;
- protect the environment from harm; and
- achieve these goals whilst, at the same time, providing satisfactory returns to shareholders.

The group has a Corporate Code of Conduct which sets out principles, values and standards of conduct expected of management and staff throughout the group, and underpins group operating procedures and policies.

Relations with Shareholders

The ultimate holding company of Swire Pacific Limited is John Swire & Sons Limited ("JS&S"), a company incorporated in the United Kingdom, which controls shares representing a 29% equity interest and 53% voting rights in Swire Pacific Limited.

JS&S has been operating in Hong Kong and Mainland China for over 130 years. Its ownership and involvement in Swire Pacific Limited has been in place since before Swire Pacific Limited became a public listed company in 1959.

JS&S currently has three non-executive directors on the board, one of whom, P A Johansen chairs the Remuneration Committee and also sits on the Audit Committee.

The JS&S group also provides significant management support to the Swire Pacific group under agreements for services, details of which are provided on page 49 and in note 29 to the accounts on page 83.

JS&S expects Swire Pacific to achieve sustainable returns above the cost of capital. It believes its stable shareholding structure and management consistency are important ingredients to achieving this aim.

The group is committed to fair disclosure and comprehensive and transparent reporting of its performance and activities. Printed copies of the Annual and Interim Reports are sent to all shareholders. As part of a regular programme of investor relations, senior executives hold briefings and attend conferences with institutional investors and financial analysts to engage in two-way communications on the Company's performance and objectives. Archived webcasts and copies of presentation materials from such briefings are made available to investors and the public through our corporate website www.swirepacific.com, which also contains a wide range of additional information on the group's business activities. As part of our commitment to enhance corporate governance standards within the region, the Company became a member of the Asian Corporate Governance Association.

The Board of Directors

The Board consists of 12 Directors, whose details are given on page 46 of this report. Of these, five, including the Chairman of the Board, are Executive Directors. There are seven Non-Executive Directors, of whom four are considered to be independent. The Non-Executive Directors bring a wide range of experience and expertise to the group and are encouraged to play an active role in the work of the Board and its sub-committees.

The Board meets formally six times a year. In addition to this, board papers covering important issues are circulated for approval at other times. The average attendance rate of the Directors for the year was 82%.

The Board is accountable to shareholders for the strategic development of the group with the goal of maximising long-term shareholder value, whilst balancing broader stakeholder interests. The Board's specific responsibilities include the formulation of long-term strategy, ensuring that effective systems of internal control are in place, reviewing the performance of the operating divisions against their agreed budgets and targets, and the approval of financial statements, major acquisitions and disposals, major capital projects and the annual budget.

The Directors are accountable for the proper stewardship of the Company's affairs, and acknowledge that they have the responsibility for ensuring that the Company keeps fair and accurate accounting records which disclose the financial position of the Company, and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance.

Executive Management

Swire Pacific focuses on the long-term development and growth of businesses where it can add value through its industry-specific expertise and particular knowledge of the Greater China region. The group believes that a stable shareholding structure and a strong balance sheet provide a firm foundation for achieving sustainable long-term growth. As a conglomerate Swire Pacific combines the efforts of dedicated management teams in the individual business units, closely supported by a small head office team providing services including strategic direction, investment review, treasury, senior personnel management and staff development, performance monitoring, corporate governance and investor relations. The investment review activity covers the appraisal of specific investment opportunities. Performance monitoring covers the assessment of target rates of return for each business and periodic reviews of the businesses with a view to increasing investment where the group can add significant value and rationalising investment where expected returns are not commensurate with the risk-adjusted cost of capital and management resources.

Remuneration

At its meeting in November 2003, the Board established a Remuneration Committee comprising three Non-Executive Directors, two of whom are Independent Non-Executive Directors. The Committee is chaired by P. A. Johansen and will meet at least once a year.

The principal role of the committee is to determine and review the Company's policy for remunerating its Executive Directors and the remuneration packages of Individual Executive Directors. At its meeting in December, after due consideration by reference to relevant comparator companies, the committee approved the remuneration packages for those Individual Directors.

Remuneration of Executive Directors and other senior managers is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Remuneration consists of base salary, benefits including a provident fund and housing assistance, and performance-related bonuses related to the longer-term profitability of the group so as to align management incentives with shareholder interests. In 2003, Executive Directors' basic salaries accounted for 30% of gross emoluments, performance-related bonuses for 28%, housing for 27%, benefits and allowances for 3% and retirement benefits for 12%. Further information on Directors' emoluments is given in note 4 to the accounts, on pages 63 to 64.

Staff Development

The group employs over 56,700 staff and recognises that its success depends fundamentally on the efforts of a well-managed, skilled and motivated workforce. Group companies aim to provide competitive employment packages which are regularly monitored in relation to the market. Many group companies make use of incentive schemes in which significant elements of pay are related to individual and corporate performance in order to better align the interests of the group and its employees in the long-term success of the group. Staff members are encouraged to join staff associations to facilitate good industrial relations and effective consultation. The group is widely recognised for its commitment to staff training and development.

Audit Committee and Internal Control

The Board has overall responsibility for the system of internal control and conducts regular reviews of its effectiveness. The group's system of internal controls plays a key role in the management of risks that are significant to the fulfilment of business objectives. A sound system of internal control contributes to safeguarding shareholders' investment and the group's assets. Since profits are, in part, the reward for successful risk-taking in business, the purpose of internal controls is to help manage and control risk appropriately, rather than to eliminate the risk of failing to achieve business objectives.

The Board is assisted in discharging its responsibility for internal control by the work of the Group Internal Audit Department, the external auditors and the Audit Committee.

The Board recognises the importance of the internal audit function and has communicated this throughout the group. The Group Internal Audit Department, being more familiar with the operations of the group than the external auditors, assists the Board on an ongoing basis. The internal auditors regularly review operational procedures to ensure they incorporate adequate controls and comply with the policies laid down by the Board, and assist management in developing appropriate solutions to any problems which are identified.

The Audit Committee consists of three non-executive directors, two of whom are independent. On 1st October, C K M Kwok succeeded D G Eldon as Chairman of this Committee. The Committee reviews the findings of both the internal and external auditors on a regular basis and ensures that key issues are brought to the attention of the Board. In 2003, the Audit Committee met three times, with 100% attendance, to review and discuss matters including the 2002 results and Annual Report, the 2003 interim results and report, and the internal and external audit plans for 2003 and 2004.

Each meeting received written reports from the external and internal auditors, which detail matters of significance arising from the work conducted since the previous meeting. The external auditors, Group Finance Director and the Head of Group Internal Audit attend each meeting to answer questions on their reports or their work.

In assessing the effectiveness of the control environment, the Committee actively monitors:

- overall internal control trends in the group;
- the number and seriousness of the findings made by the Group Internal Audit Department; and
- the speed and effectiveness with which the recommendations made are implemented.

Key matters raised by the Group Internal Audit Department and discussed during the year included:

- the identification and management of key business risks;
- the transfer of best practice between the business units;
- the results of investigations into external allegations of control failures;
- control risks associated with the expansion of various group businesses in Mainland China;
- remedial actions in businesses assessed to have a weak control environment;
- the implementation of the Cost of Risk project across the group; and
- IT security and the way in which the group ensures data integrity during major system upgrades.

The Group Internal Audit Department, staffed by 11 qualified professionals, conducts risk-based audits in Swire Pacific and its subsidiaries, with additional work as required and agreed in some of the jointly controlled and associated companies. These audits are designed to provide the Board of Directors with reasonable assurance that the internal control systems of the group are effective, and that the risks associated with the achievement of business objectives are being properly managed.

The annual work plan, manning levels and qualifications of the department are discussed and agreed with the Audit Committee. In addition to its agreed schedule of work, the department conducts other projects and investigative work as may be required. The department works closely with the Group Risk Manager.

The department's primary reporting line is to the Chairman of the Board. There is also open access to the Chairman of the Audit Committee. Copies of all internal audit reports are sent to the Chairman, the Group Finance Director, the auditee and the external auditors. The results of each review are also discussed with the Audit Committee.

Risk Management

Risk management is concerned with the identification and effective management of business risks, including safety and security, legal, financial, environmental and reputational risks.

The group maintains a Risk Management Committee which coordinates the proper application of operational risk management procedures throughout the group. This committee, which meets quarterly, is chaired by the Group Finance Director and includes senior representatives from each division. The committee's aim is to strengthen the risk management culture throughout the group, by drawing up guidelines, monitoring divisional performance, promoting education and using group leverage where possible to reduce the overall cost of risk. Two specialist sub-committees focus on insurance matters and loss prevention control initiatives.

During 2003, the committee's work included:

- organising a loss prevention seminar attended by over 40 managers from across the group, during which divisional best practices were shared and key findings from risk surveys conducted at all major locations were reviewed;
- the establishment of Spaciom Limited, a wholly-owned captive insurance company which, in its first year of operation, is writing the group's Hong Kong-based

property insurance programme. The captive enables the group to directly access reinsurance markets, provides a formal structure through which to pool retained risk and also demonstrates to insurance markets the group's commitment to risk management;

- during the SARS outbreak, the setting up of a special taskforce which disseminated information on prevention, issued risk management guidelines, shared best practices and initiated contingency planning;
- the approval of group guidelines on insurance procurement which have subsequently been ratified by the Board;
- the review of loss trends in order to identify root causes and to prioritise risk mitigation work;
- the adoption of enhanced injury management and rehabilitation procedures to reduce the impact of workplace injuries;
- the ongoing development of a programme to track and control the group's cost of risk; and
- implementing further initiatives to leverage the group's global insurance procurement.

Environmental and Social Responsibility

Swire Pacific is committed to conducting its business in a sustainable manner. As a major diversified business group we are very conscious of the potential impact of our activities on the environment. We are committed to ensuring our businesses meet or exceed legal and regulatory requirements for environmental best practice wherever we do business.

The group Environment Committee, chaired by a Board Director, coordinates overall group policy on environmental issues. In 2003, the Committee and its working groups met nine times.

Group companies have taken a number of initiatives to address specific environmental issues including designing buildings for greater energy efficiency, the reduction of air pollution through the use of low sulphur fuels in vehicle fleets, the operation of world-class public waste management facilities, and investments in waste water treatment and conservation. The group now tracks a wide range of key environmental, health and safety performance measures across major business units within the group, with the aim of establishing baseline performance measures and setting goals for continuous improvement. An Environment, Health and Safety Report summarising progress is available through our corporate website www.swirepacific.com. The major business units have now established their own EHS committees with the objective of managing key environment, health and safety issues within each business.

Swire Pacific is a founder member of the Hong Kong Business Environment Council; was recognised in the United Nations Global 500 Roll of Honour for its commitment to sound environmental practice; and was again included as a member of the 2004 Dow Jones Sustainability Index.

Community Relations

Swire Pacific is committed to playing a full role as a responsible corporate citizen. We provide financial support, other donations in kind and encourage voluntary activity by our employees to sustain a diverse range of community programmes and charitable activities in the various countries where we do business, especially in the Hong Kong community where the Swire group has been active for over 130 years.

Swire Pacific has a particular interest in supporting educational causes, and funds a variety of graduate and post-graduate scholarships both in Hong Kong and overseas for Hong Kong, Mainland Chinese and other Asian students. The group has also funded a number of development projects at local universities and other educational institutions. The group has had long association with Taikoo Primary School and provides additional support for language teaching and the use of information technology. The group also supports a Community English Language Laboratory (CELL) which provides further training in the use of spoken English.

Swire Pacific and Cathay Pacific are major sponsors in Hong Kong of the Life Education Activity Programme (LEAP), which uses mobile classrooms and specially trained staff to teach over 60,000 school children each year about healthy lifestyles and the dangers of substance abuse, including drugs, tobacco and alcohol. Other organisations we support include the Community Chest, Project Orbis, the Asia Society, the Hong Kong Red Cross, the Hong Chi Association, the Outward Bound Trust, the Society for the Promotion of Hospice Care and the Sunnyside Club.

Directors and Officer

Executive Directors

* **J W J Hughes-Hallett**, aged 54, has been a Director of the Company since January 1994. He was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He is also Chairman of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

* **M Cubbon**, aged 46, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1986.

* **D Ho**, aged 56, has been a Director of the Company since March 1997. He is Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

* **K G Kerr**, aged 51, has been a Director of the Company with responsibility for the Property Division since January 1991. He joined Swire Properties Limited in 1975 and has been its Managing Director since February 1989.

* **D M Turnbull**, aged 48, has been a Director of the Company since November 1996 and has responsibility for the Aviation Division. He is Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and Chairman of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1976.

Non-Executive Directors

* **Baroness Dunn**, DBE, aged 64, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a Director of John Swire & Sons Limited and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

+# **P A Johansen**, aged 61, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

* **Sir Adrian Swire**, aged 72, is Chairman of John Swire & Sons Limited. He joined the Swire group in 1956 and has been a Director of the Company since October 1978. He is also a Director of Cathay Pacific Airways Limited.

Independent Non-Executive Directors

D G Eldon, aged 58, has been a Director of the Company since June 1996. He is also a Director of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited and MTR Corporation Limited. He has been with the HSBC Group since 1968. He is also Chairman of Hang Seng Bank Limited.

+# **C K M Kwok**, aged 44, has been a Director of the Company since September 2002. He is also Managing Director and Chief Executive Officer of The Hongkong and Shanghai Hotels, Limited.

+# **C Lee**, aged 50, has been a Director of the Company since January 1993 and previously was Alternate Director for J S Lee from January 1987. He is also a Director of Hysan Development Company Limited.

M M T Yang, aged 51, has been a Director of the Company since October 2002. She is also Chairman and Chief Executive Officer of Esquel Group, and a Director of The Gillette Company. She sits on various advisory boards of educational institutions including Massachusetts Institute of Technology, Hong Kong University of Science and Technology, Tsinghua, Fudan, and Lingnan Universities.

Secretary

M S M Yu Chan, aged 58, has been Company Secretary since September 2002. She joined the Swire group in 1978.

Notes:
** These Directors are also directors of John Swire & Sons (H.K.) Limited.*
+ These Directors are members of the Audit Committee.
 # These Directors are members of the Remuneration Committee.
All the Directors, apart from the Independent Non-Executive Directors, are employees of the John Swire & Sons Limited group.

The Directors submit their report together with the audited accounts for the year ended 31st December 2003, which are set out on pages 54 to 97.

Principal activities

The principal activity of the Company is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 91 to 97. An analysis of the group's performance for the year by business and geographical segments is set out in note 3 to the accounts.

Dividends

The Directors recommend the payment of final dividends for 2003 of HK¢102.0 per 'A' share and HK¢20.4 per 'B' share which, together with the interim dividends paid on 2nd October 2003 of HK¢32.0 per 'A' share and HK¢6.4 per 'B' share, make total dividends for the year of HK¢134.0 per 'A' share and HK¢26.8 per 'B' share: an increase of 3.1% over those for 2002. This represents a total distribution for the year of HK$2,052 million. Subject to the approval of the 2003 final dividends by the shareholders at the annual general meeting on 13th May 2004, it is expected that those dividends will be paid on 1st June 2004 to shareholders registered on 13th May 2004. The share registers will be closed from 10th May 2004 to 13th May 2004, both dates inclusive.

Reserves

Movements in the reserves of the group and the Company during the year are set out in note 26 to the accounts.

Accounting policies

The principal accounting policies of the group are set out on pages 85 to 90.

The reason for a departure from the Statement of Standard Accounting Practice No. 11(HK SSAP No. 11) laid down by the Hong Kong Society of Accountants is set out in principal accounting policy no. 4.

Donations

During the year, the Company and its subsidiaries made donations for charitable purposes of HK$5.4 million and donations towards various scholarships of HK$0.9 million.

Fixed assets

Details of movements in fixed assets are shown in note 12 to the accounts. An analysis of capital expenditure by division is shown in note 3 to the accounts.

Properties

The annual valuation of the group's property portfolio, whether complete or in the course of development, was carried out by independent professional valuers on the basis of open market value at 31st December 2003. The valuations have been recorded in the accounts of the individual companies concerned and an overall net decrease of HK$2,735 million in respect of these properties is reflected in group reserves.

A schedule of the principal properties of the Company and its subsidiary, jointly controlled and associated companies is given on pages 100 to 107.

Bank and other borrowings

The bank loans and overdrafts, other borrowings, Perpetual Capital Securities and Medium Term Notes of the Company and its subsidiary companies are shown in notes 21 and 22 to the accounts.

Interest

A statement of the amount of interest capitalised by the Company and its subsidiaries is included in note 6 to the accounts.

Financial summary

A ten-year financial summary of the results and of the assets and liabilities of the group is shown on pages 108 to 109.

Major customers and suppliers

During the year, less than 30% of the group's sales and 30% of the group's purchases were attributable to the group's five largest customers and suppliers respectively.

Connected transactions

On 21st February 2003, Swire Beverages Limited ("SBL") sold its 30% interest in Xian BC Hans Foods Company Limited (now known as Xian BC Coca-Cola Beverages Limited) ("Xian BC") to BC Development Company Limited ("BCD"), in order to consolidate the group's holdings in Xian BC into BCD, which is the group's primary China holding company for its beverages interests. After the transaction, the attributable interest of the Company in Xian BC was reduced from 78.31% to 74.38%.

BCD is owned 85% by SBL and 15% by CITIC Beverage (HK) Limited ("CITIC Beverage"). CITIC Beverage is a subsidiary of China International Trust and Investment Corporation ("CITIC"). CITIC holds 20% of Swire Coca-Cola Beverages Hefei Limited, the majority 80% being held by BCD, and is a connected person of the Company.

Both SBL and BCD are non-wholly owned subsidiaries of the Company and CITIC Beverage is an associate of CITIC, which is a connected person of the Company. Therefore this is a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). A press notice was published on 30th January 2003.

Share capital

During the year under review and up to the date of this report, the Company made the following purchases of its shares on the Stock Exchange. These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

	Month	Number purchased	Highest price paid HK$	Lowest price paid HK$	Aggregate price paid HK$
'A' shares	Jan 2003	1,932,500	31.90	29.35	60,328,400

Agreements for services

There are agreements for services, in respect of which John Swire & Sons (H.K.) Limited, a wholly-owned subsidiary of John Swire & Sons Limited, provides services to the Company and some of its subsidiary and associated companies and under which costs are reimbursed and fees payable. The agreements can be terminated by either party giving not less than twelve months' notice of termination expiring on 31st December 2005 or any subsequent 31st December. Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2003 are shown in note 29 to the accounts.

As Directors and employees of the John Swire & Sons Limited group, J W J Hughes-Hallett, M Cubbon, D Ho, K G Kerr and D M Turnbull are interested in these agreements. M J Bell was similarly interested. Sir Adrian Swire, Baroness Dunn and P A Johansen are also interested in these agreements as shareholders, directors and employees of John Swire & Sons Limited.

Directors

The names of the Company's present Directors are listed on page 46. In addition, M J Bell and T S Lo also served as Directors of the Company until 8th March 2003 and 15th May 2003 respectively.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, P A Johansen and Sir Adrian Swire retire this year and being eligible offer themselves for re-election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

Directors' interests

At 31st December 2003, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), Cathay Pacific Airways Limited and John Swire & Sons Limited:

	Capacity				
	Beneficial interest (Personal)	**Trust interest**	**Total no. of shares**	**Percentage of issued capital (%)**	**Remarks**
Swire Pacific Limited					
'A' shares					
J W J Hughes-Hallett	4,500	–	4,500	0.0005	–
P A Johansen	10,000	–	10,000	0.0011	–
Sir Adrian Swire	–	1,364,006	1,364,006	0.1466	See Note 1
D M Turnbull	1,266	–	1,266	0.0001	–
'B' shares					
D Ho	100,000	–	100,000	0.0033	–
J W J Hughes-Hallet	158,000	–	158,000	0.0053	–
P A Johansen	–	200,000	200,000	0.0067	See Note 2
C Lee	750,000	20,505,000	21,255,000	0.7075	See Note 2
Sir Adrian Swire	4,813,169	20,810,916	25,624,085	0.8531	See Note 1

	Capacity					
	Beneficial interests					
	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Remarks
John Swire & Sons Limited						
Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	See Note 3
P A Johansen	8,000	–	–	8,000	0.01	See Note 3
Sir Adrian Swire	2,292,152	2,815,062	37,699,197	42,806,411	42.81	See Note 4
8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	See Note 3
Sir Adrian Swire	1,186,758	843,411	11,669,615	13,699,784	45.67	See Note 4

	Beneficial interest (Personal)	Percentage of issued capital (%)
Cathay Pacific Airways Limited		
Ordinary Shares		
J W J Hughes-Hallett	12,000	0.0004

Notes:

1. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.*
2. *All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.*
3. *Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.*
4. *Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.*
   Included in the personal beneficial interest of Sir Adrian Swire are 18,426 Ordinary Shares and 2,453 Preference Shares held by other shareholders, including those referred to in Note 3, in which he has a residual beneficial interest.

Other than as stated above, no Director or chief executive of the Company had any interest or short position whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of Swire Pacific Limited.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the shares or warrants of Swire Pacific Limited or its associated corporations.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which Swire Pacific Limited or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was Swire Pacific Limited, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders' and other interests

The register of substantial shareholders maintained under Section 336 of the SFO shows that at 31st December 2003 the Company had been notified of the following interests in the Company's shares:

	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Remarks
Substantial Shareholders					
John Swire & Sons Limited	40,765,128	4.38	2,012,783,265	67.01	See Note 1
Franklin Resources, Inc.	103,228,390	11.10	–	–	See Note 2
Other Shareholders					
Brandes Investment Partners, L.P.	67,644,634	7.27	–	–	See Note 1
J.P. Morgan Chase & Company	65,016,920	6.99	–	–	See Note 3
State Street Corporation	57,525,934	6.18	–	–	See Note 4
The Capital Group Companies, Inc.	46,080,776	4.95	–	–	See Note 5

Notes:

1. *The shares are held in the capacity of beneficial owner.*
2. *This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given. A subsequent notification has been received from Templeton Global Advisors Limited, which is a 100% owned subsidiary of Franklin Resources, Inc., declaring its interest in 64,830,700 'A' shares (representing 6.97% of the issued capital), held in the capacity of investment manager.*
3. *The shares held by J.P. Morgan Chase & Company are held in the following capacities:*

Capacity	***No. of Shares***
Beneficial Owner	*5,585,350*
Investment Manager	*8,594,553*
Lending Pool	*50,837,017*

4. *These shares are held by State Street Bank & Trust Company, which is a 100% owned subsidiary of State Street Corporation, in a lending pool.*
5. *These shares are held in the capacity of investment manager.*

The Company had not been notified of any short positions in the shares of the Company as at 31st December 2003.

At 31st December 2003, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued capital and 52.82% of the voting rights.

Auditors

A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

J W J Hughes-Hallett

Chairman

Hong Kong, 11th March 2004

FINANCIAL CONTENTS

Auditors' Report

To the shareholders of Swire Pacific Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 54 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy no. 4 on page 86.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the group as at 31st December 2003 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 11th March 2004

Consolidated Profit and Loss Account

For the year ended 31st December 2003

Note		2003 HK$M	2002 HK$M
1	**Turnover**	**17,568**	15,215
	Cost of sales	**(9,929)**	(7,727)
	Gross profit	**7,639**	7,488
	Other revenue	**36**	133
	Distribution costs	**(1,907)**	(1,814)
	Administrative expenses	**(996)**	(1,032)
	Other operating expenses	**(187)**	(430)
2	**Operating profit**	**4,585**	4,345
	Finance charges	**(512)**	(586)
	Finance income	**48**	39
6	**Net finance charges**	**(464)**	(547)
7	**Share of profits less losses of jointly controlled companies**	**530**	(36)
	Share of profits less losses of associated companies	**1,522**	2,750
	Profit before taxation	**6,173**	6,512
8	**Taxation**	**872**	755
	Profit after taxation	**5,301**	5,757
	Minority interests	**379**	380
9	**Profit attributable to shareholders**	**4,922**	5,377
	Dividends		
	Interim – paid	**490**	618
	Final – proposed	**1,562**	1,378
10		**2,052**	1,996
		HK¢	HK¢
11	**Earnings per share**		
	'A' shares	**321.4**	347.5
	'B' shares	**64.3**	69.5

 The notes on pages 59 to 84 and the principal accounting policies on pages 85 to 90 form part of these accounts.

Consolidated Balance Sheet

At 31st December 2003

Note		2003 HK$M	2002 HK$M
	ASSETS AND LIABILITIES		
	Non-current assets		
12	Fixed assets	**65,473**	66,975
14	Jointly controlled companies	**4,311**	5,845
15	Associated companies	**17,677**	17,983
16	Investment securities and long-term receivables	**296**	338
	Deferred expenditure	**126**	217
23	Deferred tax assets	**12**	55
24	Retirement benefit assets	**154**	128
		88,049	91,541
	Current assets		
17	Properties for sale	**1,822**	2,442
18	Stocks and work in progress	**861**	932
19	Trade and other receivables	**2,485**	2,146
	Held-to-maturity securities – unlisted	**32**	2
	Short-term deposits and bank balances	**374**	472
		5,574	5,994
	Current liabilities		
20	Trade and other payables	**8,205**	7,630
	Taxation	**281**	316
	Bank overdrafts and short-term loans – unsecured	**1,885**	1,683
22	Long-term loans and bonds due within one year	**2,821**	3,107
		13,192	12,736
	Net current liabilities	**(7,618)**	(6,742)
	Total assets less current liabilities	**80,431**	84,799
	Non-current liabilities		
21	Perpetual capital securities	**4,642**	4,642
22	Long-term loans and bonds	**1,325**	5,324
23	Deferred tax liabilities	**891**	804
	Deferred liabilities	**127**	107
24	Retirement benefit liabilities	**139**	114
		7,124	10,991
	Minority interests	**5,231**	4,861
	NET ASSETS	**68,076**	68,947
	CAPITAL AND RESERVES		
25	Share capital	**919**	920
26	Reserves	**67,157**	68,027
	SHAREHOLDERS' FUNDS	**68,076**	68,947

J W J Hughes-Hallett
Clement K M Kwok
Directors
Hong Kong, 11th March 2004

The notes on pages 59 to 84 and the principal accounting policies on pages 85 to 90 form part of these accounts.

Company Balance Sheet
At 31st December 2003

Note		2003 HK$M	2002 HK$M
	ASSETS AND LIABILITIES		
	Non-current assets		
12	Fixed assets	**254**	265
13	Subsidiary companies	**10,821**	11,225
14	Jointly controlled companies	**535**	612
15	Associated companies	**2,243**	1,994
16	Investment securities and long-term receivables	**2**	9
	Deferred expenditure	**1**	4
24	Retirement benefit assets	**90**	90
		13,946	14,199
	Current assets		
19	Trade and other receivables	**166**	528
	Short-term deposits and bank balances	**3**	2
		169	530
	Current liabilities		
20	Trade and other payables	**106**	161
	Taxation	**2**	1
22	Long-term loans and bonds due within one year	**2,321**	890
		2,429	1,052
	Net current liabilities	**(2,260)**	(522)
	Total assets less current liabilities	**11,686**	13,677
	Non-current liabilities		
22	Long-term loans and bonds	**–**	2,321
23	Deferred tax liabilities	**28**	25
		28	2,346
	NET ASSETS	**11,658**	11,331
	CAPITAL AND RESERVES		
25	Share capital	**919**	920
26	Reserves	**10,739**	10,411
	SHAREHOLDERS' FUNDS	**11,658**	11,331

J W J Hughes-Hallett
Clement K M Kwok
Directors
Hong Kong, 11th March 2004

 The notes on pages 59 to 84 and the principal accounting policies on pages 85 to 90 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 31st December 2003

Note		2003 HK$M	2002 HK$M
	Operating activities		
30(a)	Cash generated from operations	**5,333**	4,462
	Interest paid	**(860)**	(961)
	Interest received	**48**	39
	Profits tax paid	**(444)**	(298)
		4,077	3,242
	Dividends received from jointly controlled and associated companies	**1,563**	1,245
	Net cash from operating activities	**5,640**	4,487
	Investing activities		
30(b)	Purchase of fixed assets	**(1,857)**	(2,099)
	Proceeds from fixed asset disposals	**1,041**	605
	Purchase of shareholding in an existing subsidiary company	**(2)**	–
	Purchase of shareholdings in and loans to jointly controlled companies	**(973)**	(420)
	Purchase of shareholdings in and loans to associated companies	**(257)**	(3)
	Sale of shareholdings in and repayment of loans by jointly controlled companies	**2,748**	2,434
	Sale of shareholdings in and repayment of loans by associated companies	**7**	200
	Sale of shareholdings in and repayment of loans by investment securities	**42**	10
	Purchase of investment securities	**–**	(35)
	Decrease in long-term receivables	**–**	23
	Deferred expenditure	**(41)**	(62)
	Net cash generated from investing activities	**708**	653
	Net cash inflow before financing	**6,348**	5,140
	Financing activities		
	Loans drawn and refinancing	**1,235**	1,068
	Repayment of loans and bonds	**(5,321)**	(3,496)
30(c)		**(4,086)**	(2,428)
30(c)	Repayment of loans to minority interests	**(266)**	(175)
	Repurchase of Company's shares	**(60)**	(540)
	Dividends paid		
	– to shareholders	**(1,868)**	(1,797)
	– to minority interests	**(131)**	(87)
	Net cash used in financing activities	**(6,411)**	(5,027)
	(Decrease)/increase in cash and cash equivalents	**(63)**	113
	Cash and cash equivalents at 1st January	**464**	349
	Currency adjustment	**–**	2
	Cash and cash equivalents at 31st December	**401**	464
	Represented by:		
	Unlisted held-to-maturity securities maturing within three months	**32**	2
	Bank balances and short-term deposits maturing within three months	**374**	472
	Bank overdrafts	**(5)**	(10)
		401	464

The notes on pages 59 to 84 and the principal accounting polices on pages 85 to 90 form part of these accounts

Consolidated Statement of Changes in Equity

For the year ended 31st December 2003

	2003 HK$M	2002 HK$M
At 1st January		
– as originally stated	**69,266**	72,825
– change in accounting policy for deferred taxation	**(319)**	(292)
– as restated	**68,947**	72,533
Decrease in property valuation arising during the year	**(2,666)**	(5,367)
Share of deficit on revaluation of investment properties held by jointly controlled companies	**(69)**	(41)
Exchange differences on cash flow hedges		
– recognised during the year	**(617)**	(600)
– deferred tax recognised	**42**	–
Revaluation (deficit)/surplus on investment securities recognised during the year	**(27)**	49
Exchange differences	**(11)**	3
Net losses not recognised in the consolidated profit and loss account	**(3,348)**	(5,956)
Profit for the year	**4,922**	5,377
Revaluation surplus on investment properties transferred to operating profit on disposal	**(484)**	(452)
Exchange differences on cash flow hedges transferred to the profit and loss account	**(41)**	(333)
Goodwill reinstated		
– on disposal of subsidiary and associated companies	**2**	22
– upon impairment	**6**	93
Dividends paid	**(1,868)**	(1,797)
Repurchase of Company's shares		
– shares repurchased and cancelled	**(1)**	(11)
– premium paid on repurchases	**(59)**	(529)
At 31st December	**68,076**	68,947

The notes on pages 59 to 84 and the principal accounting polices on pages 85 to 90 form part of these accounts

1. Turnover

The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 91 to 97.

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2003 HK$M	2002 HK$M
Gross rental income	**4,277**	4,625
Sales of development properties	**2,365**	565
Sales of investment properties	**833**	555
Rendering of other services	**1,351**	1,120
Sales of goods	**8,742**	8,350
	17,568	15,215

2. Operating profit

	Group	
	2003 HK$M	2002 HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	**7,816**	5,755
Depreciation of fixed assets	**532**	523
Staff costs	**1,767**	1,766
Operating lease rentals:		
Land and buildings	**113**	94
Other equipment	**19**	19
Amortisation of deferred expenditure	**113**	74
Provision for stocks and work in progress	**13**	–
Provision for development properties	**30**	–
Impairment losses on:		
Fixed assets	**–**	93
Goodwill	**–**	41
Investment securities	**–**	35
Restructuring costs for Mainland China motor business	**–**	58
Auditors' remuneration:		
Audit services	**8**	7
Non-audit services	**5**	5
Exchange differences	**7**	–
and after crediting:		
Gross rental income	**4,277**	4,625
Less: Outgoings	**934**	992
Net rental income	**3,343**	3,633
Charter hire income	**1,216**	991
Profits on sale of jointly controlled companies	**–**	88
Profit on sale of development properties	**243**	125
Profit on sale of fixed assets	**565**	416
Exchange differences	**–**	1

3. Segment information

(a) Primary reporting format – business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to shareholders HK$M
Year ended 31st December 2003							
Property							
Property investment	4,367	3,173	(244)	22		2,951	2,305
Property trading	2,365	243		23		266	302
Sales of investment properties	833	558				558	535
Hotels and restaurants				(18)	39	21	9
Provision for development properties		(30)				(30)	(28)
	7,565	**3,944**	**(244)**	**27**	**39**	**3,766**	**3,123**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					696	696	521
Hong Kong Dragon Airlines					11	11	11
Aircraft engineering					186	186	156
Cargo handling					283	283	156
	–	–	–	–	**1,176**	**1,176**	**844**
Beverages							
Hong Kong	1,351	175	(1)			174	127
USA	2,788	225	(16)			209	142
Taiwan	997	66	(7)			59	42
Mainland China		(68)		205		137	86
Central costs		(34)				(34)	(34)
	5,136	**364**	**(24)**	**205**	–	**545**	**363**
Marine Services							
Ship repair, land engineering and harbour towage				36		36	23
Container handling				71	307	378	317
Ship owning and operating	1,218	309	(19)	23		313	306
	1,218	**309**	**(19)**	**130**	**307**	**727**	**646**
Trading & Industrial							
Car distribution	2,570	106				106	72
Shoe and apparel distribution	857	55	(1)	6		60	45
Waste services				101		101	84
Beverage can supply				44		44	40
Paint supply				17		17	20
Other activities	247	(36)	11			(25)	(23)
	3,674	**125**	**10**	**168**	–	**303**	**238**
Head Office	**147**	**(157)**	**(187)**	–	–	**(344)**	**(292)**
Inter-segment elimination	**(172)**						
Total	**17,568**	**4,585**	**(464)**	**530**	**1,522**	**6,173**	**4,922**

3. Segment information (continued)

(a) Primary reporting format – business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to shareholders HK$M
Year ended 31st December 2002							
Property							
Property investment	4,693	3,338	(330)	22		3,030	2,419
Property trading	565	125		54		179	172
Sales of investment properties	555	409				409	407
Hotels and restaurants				(36)	72	36	23
Provision for development properties				(398)		(398)	(398)
	5,813	**3,872**	**(330)**	**(358)**	**72**	**3,256**	**2,623**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					1,805	1,805	1,677
Hong Kong Dragon Airlines					107	107	86
Aircraft engineering					242	242	209
Cargo handling					229	229	143
	–	**–**	**–**	**–**	**2,383**	**2,383**	**2,115**
Beverages							
Hong Kong	1,323	183	(1)			182	138
USA	2,696	204	(23)			181	110
Taiwan	937	55	(17)			38	30
Mainland China		(72)		140		68	33
Central costs		(37)				(37)	(35)
	4,956	**333**	**(41)**	**140**	**–**	**432**	**276**
Marine Services							
Ship repair, land engineering and harbour towage				24		24	21
Container handling				35	295	330	282
Ship owning and operating	993	352	(12)	25		365	355
	993	**352**	**(12)**	**84**	**295**	**719**	**658**
Trading & Industrial							
Car distribution	2,500	(131)	(7)			(138)	(174)
Shoe and apparel distribution	674	43	(1)	(25)		17	7
Waste services				89		89	75
Beverage can supply				14		14	13
Paint supply				19		19	18
Other activities	309	66		1		67	65
	3,483	**(22)**	**(8)**	**98**	**–**	**68**	**4**
Head Office	**127**	**(190)**	**(156)**	**–**	**–**	**(346)**	**(299)**
Inter-segment elimination	**(157)**						
Total	15,215	4,345	(547)	(36)	2,750	6,512	5,377

3. Segment information (continued)

(a) Primary reporting format – business segments by division (continued):

Analysis of Turnover

	Turnover					
	2003			2002		
	External HK$M	**Inter–segment HK$M**	**Total HK$M**	External HK$M	Inter–segment HK$M	Total HK$M
Property						
Property investment	**4,341**	**26**	**4,367**	4,678	15	4,693
Property trading	**2,365**	**–**	**2,365**	565	–	565
Sales of investment properties	**833**	**–**	**833**	555	–	555
Beverages	**5,136**	**–**	**5,136**	4,956	–	4,956
Marine Services	**1,216**	**2**	**1,218**	991	2	993
Trading & Industrial	**3,637**	**37**	**3,674**	3,442	41	3,483
Head Office	**40**	**107**	**147**	28	99	127
Inter-segment elimination	**–**	**(172)**	**(172)**	–	(157)	(157)
	17,568	**–**	**17,568**	15,215	–	15,215

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

Analysis of total assets and total liabilities of the group

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
Segment assets	**62,539**	64,481	**–**	–	**3,175**	3,482	**3,603**	3,002	**1,399**	1,726	**408**	393	**71,124**	73,084
Deferred tax assets	**–**	7	**–**	–	**–**	34	**–**	–	**12**	14	**–**	–	**12**	55
Jointly controlled companies	**2,668**	4,343	**37**	19	**999**	977	**393**	359	**214**	147	**–**	–	**4,311**	5,845
Associated companies	**922**	898	**16,177**	16,499	**–**	–	**578**	586	**–**	–	**–**	–	**17,677**	17,983
Bank deposits & securities	**170**	153	**–**	–	**28**	165	**29**	31	**169**	120	**103**	99	**499**	568
Total assets	**66,299**	69,882	**16,214**	16,518	**4,202**	4,658	**4,603**	3,978	**1,794**	2,007	**511**	492	**93,623**	97,535
Segment liabilities	**6,758**	6,301	**–**	–	**790**	731	**231**	126	**527**	454	**165**	239	**8,471**	7,851
Current and deferred tax liabilities	**929**	848	**–**	–	**148**	174	**8**	7	**46**	54	**41**	37	**1,172**	1,120
Borrowings	**8,948**	11,977	**–**	–	**1,056**	1,504	**1,396**	1,251	**(45)**	606	**(682)**	(582)	**10,673**	14,756
Total liabilities	**16,635**	19,126	**–**	–	**1,994**	2,409	**1,635**	1,384	**528**	1,114	**(476)**	(306)	**20,316**	23,727
Minority interests	**4,971**	4,640	**15**	13	**241**	203	**–**	–	**4**	5	**–**	–	**5,231**	4,861
Net assets	**44,693**	46,116	**16,199**	16,505	**1,967**	2,046	**2,968**	2,594	**1,262**	888	**987**	798	**68,076**	68,947
Borrowings comprise:														
External borrowings	**610**	242	**–**	–	**596**	1,450	**4**	4	**19**	116	**9,444**	12,944	**10,673**	14,756
Inter-segment borrowings*	**8,338**	11,735	**–**	–	**460**	54	**1,392**	1,247	**(64)**	490	**(10,126)**	(13,526)	**–**	–
Total	**8,948**	11,977	**–**	–	**1,056**	1,504	**1,396**	1,251	**(45)**	606	**(682)**	(582)	**10,673**	14,756

* *Exclude equity loans from Head Office.*

3. Segment information (continued)

(a) Primary reporting format – business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure		Depreciation and amortisation	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Property	**1,207**	941	**108**	83
Beverages	**183**	205	**289**	305
Marine Services	**664**	1,091	**169**	119
Trading & Industrial	**52**	60	**42**	54
Head Office	**–**	14	**37**	36
	2,106	2,311	**645**	597

(b) Secondary reporting format – geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Hong Kong	**9,480**	7,700	**3,745**	3,615
Asia (excluding Hong Kong)	**3,639**	3,324	**171**	77
North America	**3,233**	3,200	**359**	301
Ship owning and operating	**1,216**	991	**310**	352
	17,568	15,215	**4,585**	4,345

	Segment assets		Capital expenditure	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Hong Kong	**62,283**	65,286	**1,251**	991
Asia (excluding Hong Kong)	**1,897**	2,018	**91**	88
North America	**3,348**	2,789	**100**	141
Ship owning and operating	**3,596**	2,991	**664**	1,091
	71,124	73,084	**2,106**	2,311

4. Directors' emoluments

	Group	
	2003 HK$M	2002 HK$M
Fees from the Company and its subsidiary companies	**1**	–
Other emoluments:		
Salaries, allowances and benefits in kind	**41**	41
Retirement benefit costs	**5**	7
	47	48

Housing costs accounted for 27% (2002: 33%) of emoluments.

4. Directors' emoluments (continued)

The total emoluments of the Directors were within the following bands:

HK$'000	**2003 Number**	2002 Number
0 – 1,000	**9**	8
1,001 – 1,500	**1**	1
1,501 – 2,000	**–**	1
6,001 – 6,500	**1**	–
6,501 – 7,000	**–**	1
7,501 – 8,000	**1**	–
8,001 – 8,500	**–**	1
10,001 – 10,500	**–**	1
13,001 – 13,500	**1**	–
17,501 – 18,000	**1**	–
20,001 – 20,500	**–**	1
	14	14

Directors' fees paid or payable to the Independent Non-Executive Directors during the year totalled HK$824,384 (2002: HK$416,000). They received no other emoluments from the Company or any of its subsidiary companies.

5. Senior management remuneration

Of the five highest paid individuals in the group, four (2002: four) of them are Directors whose emoluments are disclosed in note 4. The remuneration in respect of the other one (2002: one) individual is as follows:

	Group	
	2003 HK$M	2002 HK$M
Salaries, allowances and benefits in kind	**6**	6
Retirement benefit costs	**1**	1
	7	7

6. Net finance charges

	Group			
	2003		2002	
	HK$M	**HK$M**	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		**106**		141
Other loans and bonds:				
Wholly repayable within five years	**295**		337	
Not wholly repayable within five years	**424**		425	
		719		762
Deferred into properties under development for sale:				
Subsidiary companies	**(37)**		(38)	
Jointly controlled companies	**(27)**		(67)	
		(64)		(105)
Capitalised on:				
Investment properties	**(246)**		(205)	
Vessels	**(3)**		(7)	
		(249)		(212)
		512		586
Interest income on:				
Short-term deposits and bank balances	**(11)**		(12)	
Other loans	**(37)**		(27)	
		(48)		(39)
		464		547

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 0.89% and 7.02% per annum (2002: 1.77% and 6.56% per annum).

7. Share of profits less losses of jointly controlled companies

In 2002, the share of profits less losses of jointly controlled companies included an attributable loss of HK$398 million arising from the provision for diminution in value of property development sites. The share of the deficit on the revaluation of investment properties held by jointly controlled companies is dealt with in the group property valuation reserve as set out in note 26 to the accounts.

8. Taxation

The taxation charge comprises:

	Group			
	2003		2002	
	HK$M	**HK$M**	HK$M	HK$M
The Company and its subsidiary companies:				
Current taxation:				
Hong Kong profits tax	**330**		292	
Overseas taxation	**130**		117	
Over-provision in respect of previous years	**(47)**		(14)	
		413		395
Deferred taxation:				
Origination and reversal of temporary differences	**72**		68	
Effect of changes in tax rates	**61**		–	
		133		68
		546		463
Jointly controlled companies:				
Current taxation	**77**		61	
Deferred taxation:				
Origination and reversal of temporary differences	**(67)**		(37)	
Effect of changes in tax rates	**(27)**		–	
		(17)		24
Associated companies:				
Current taxation	**268**		209	
Deferred taxation:				
Origination and reversal of temporary differences	**20**		59	
Effect of changes in tax rates	**55**		–	
		343		268
		872		755

Hong Kong profits tax is calculated at 17.5% (2002: 16.0%) on the estimated assessable profits for the year. In 2003, the Hong Kong government enacted a change in the profits tax rate from 16.0% to 17.5% for the fiscal year 2003/2004. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

8. Taxation (continued)

The tax charge on the group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong tax rate of the Company as follows:

	Group	
	2003 HK$M	2002 HK$M
Profit before taxation	**6,173**	6,512
Calculated at a tax rate of 17.5% (2002: 16.0%)	**1,080**	1,042
Effect of different tax rates in other countries	**(87)**	(214)
Income not subject to tax	**(149)**	(124)
Expenses not deductible for tax purposes	**117**	273
Unused tax losses not recognised	**74**	27
Temporary differences not recognised	**(117)**	(109)
Utilisation of previously unrecognised tax losses	**(26)**	(22)
Recognition of previously unrecognised tax losses	**(74)**	(44)
Over-provisions in prior years	**(12)**	(27)
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**89**	–
Others	**(23)**	(47)
Tax charge	**872**	755

9. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$2,255 million (2002: HK$2,187 million) is dealt with in the accounts of the Company.

10. Dividends

	Company	
	2003 HK$M	2002 HK$M
Interim dividend paid on 2nd October 2003 of HK¢32.0 per 'A' share and HK¢6.4 per 'B' share (2002: HK¢40.0 and HK¢8.0)	**490**	618
Final proposed dividend of HK¢102.0 per 'A' share and HK¢20.4 per 'B' share (2002: HK¢90.0 and HK¢18.0)	**1,562**	1,378
	2,052	1,996

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2004.

11. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,922 million (2002: HK$5,377 million) by the weighted average number of 930,477,088 'A' shares and 3,003,486,271 'B' shares in issue during the year (2002: 938,809,367 'A' shares and 3,043,155,572 'B' shares).

12. Fixed assets

	Group				Company		
	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Properties HK$M	Plant and machinery HK$M	Total HK$M
Cost or valuation:							
At 31st December 2002	63,540	3,887	4,101	71,528	329	31	360
Translation differences	9	7	(19)	(3)	–	–	–
Additions	1,208	241	657	2,106	–	–	–
Disposals	(763)	(156)	(82)	(1,001)	–	–	–
Investment property valuation decrease during the year	(2,295)	–	–	(2,295)	–	–	–
At 31st December 2003	61,699	3,979	4,657	70,335	329	31	360
Depreciation:							
At 31st December 2002	610	2,614	1,329	4,553	75	20	95
Translation differences	–	5	(7)	(2)	–	–	–
Charge for the year	56	309	167	532	7	4	11
Disposals	(12)	(129)	(80)	(221)	–	–	–
At 31st December 2003	654	2,799	1,409	4,862	82	24	106
Net book value:							
At 31st December 2003	61,045	1,180	3,248	65,473	247	7	254
At 31st December 2002	62,930	1,273	2,772	66,975	254	11	265

(a) Fixed assets held for deployment in operating leases at 31st December were as follows:

	Group				Company	
	2003		2002		**2003**	2002
	Properties HK$M	**Vessels HK$M**	Properties HK$M	Vessels HK$M	**Properties HK$M**	Properties HK$M
Cost	**55,037**	**4,657**	57,033	4,101	**329**	329
Less: accumulated depreciation	**89**	**1,409**	81	1,329	**82**	75
Net book value	**54,948**	**3,248**	56,952	2,772	**247**	254
Depreciation charge for the year	**8**	**167**	13	117	**7**	12

12. Fixed assets (continued)

(b) Investment properties, whether completed or in the course of development, were valued on the basis of open market value at 31st December 2003 by DTZ Debenham Tie Leung Limited, independent professional valuers. This valuation has been incorporated in the accounts as stated in principal accounting policy no. 5.

(c) At 31st December 2003 and 2002, none of the fixed assets were pledged as security for the group's long-term loans.

	Group				
	Investment properties		Other properties		Total
	Completed HK$M	Under development HK$M	Land HK$M	Buildings HK$M	HK$M
(d) Properties comprise:					
Cost or valuation:					
At 31st December 2002	56,669	4,405	874	1,592	63,540
Translation differences	–	–	5	4	9
Additions	129	1,070	–	9	1,208
Disposals	(738)	(1)	(9)	(15)	(763)
Transfer between categories	674	(674)	–	–	–
Valuation decrease during the year	(2,060)	(235)	–	–	(2,295)
At 31st December 2003	54,674	4,565	870	1,590	61,699
Depreciation:					
At 31st December 2002	–	–	165	445	610
Charge for the year	–	–	10	46	56
Disposals	–	–	(1)	(11)	(12)
At 31st December 2003	–	–	174	480	654
Net book value at 31st December 2003	54,674	4,565	696	1,110	61,045
(e) Tenure and valuation					
Held in Hong Kong:					
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	154	489	643
On long-term lease (over 50 years):					
At cost less depreciation	–	–	131	34	165
At professional valuation 31st December 2003	54,674	4,565	–	–	59,239
Held outside Hong Kong:					
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	3	–	3
Freehold:					
At cost less depreciation	–	–	408	587	995
Net book value at 31st December 2003	54,674	4,565	696	1,110	61,045

(f) The Company's properties, with a total net book value of HK$247 million (2002: HK$254 million), include long-term and medium-term leasehold land in Hong Kong held at a net book value of HK$117 million (2002: HK$120 million) and HK$130 million (2002: HK$134 million) respectively.

13. Subsidiary companies

	Company	
	2003 HK$M	2002 HK$M
Unlisted shares at cost less provisions	**4,335**	4,235
Amounts due from subsidiary companies less provisions	**7,127**	7,496
	11,462	11,731
Amounts due to subsidiary companies	**(641)**	(506)
	10,821	11,225

The principal subsidiary companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 91 to 97.

14. Jointly controlled companies

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Unlisted shares at cost			**412**	356
Share of net liabilities, unlisted	**(1,597)**	(1,607)		
Loans due from jointly controlled companies less provisions	**9,282**	8,732	**123**	256
Loans due to jointly controlled companies	**(3,374)**	(1,280)	**–**	–
	4,311	5,845	**535**	612
Dividends received and receivable by the Company and its subsidiary companies from jointly controlled companies	**452**	392	**82**	49

The principal jointly controlled companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 91 to 97.

15. Associated companies

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Shares at cost				
– Listed in Hong Kong			**1,460**	1,211
– Unlisted			**783**	783
			2,243	1,994
Share of net assets				
– Listed in Hong Kong	**15,321**	15,679		
– Unlisted	**1,336**	1,316		
	16,657	16,995		
Unamortised goodwill on acquisition	**45**	22		
	16,702	17,017		
Loans due from associated companies less provisions	**1,125**	1,122	**–**	–
Loans due to associated companies	**(150)**	(156)	**–**	–
	17,677	17,983	**2,243**	1,994
Dividends received and receivable by the Company and its subsidiary companies from associated companies	**1,096**	901	**911**	621

15. Associated companies (continued)

(a) The market value of the shares in the listed associated companies at 31st December 2003 was HK$25,349 million (2002: HK$17,500 million).

(b) The principal associated companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 91 to 97. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 98 to 99.

16. Investment securities and long-term receivables

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Unlisted shares	**96**	105	**–**	8
Loans advanced	**177**	210	**–**	–
Investment securities	**273**	315	**–**	8
Mortgages and other receivables	**23**	23	**2**	1
	296	338	**2**	9

17. Properties for sale

	Group	
	2003 HK$M	2002 HK$M
Completed properties for sale	**291**	445
Properties under development for sale	**1,531**	1,997
	1,822	2,442

(a) At 31st December 2003, the value of properties for sale that are carried below cost at net realisable value was HK$112 million (2002: HK$39 million).

(b) At 31st December 2003, properties for sale pledged as security for the group's long-term loans amounted to HK$1,364 million (2002: HK$911 million).

18. Stocks and work in progress

	Group	
	2003 HK$M	2002 HK$M
Goods for sale	**657**	694
Manufacturing materials	**122**	163
Production supplies	**62**	65
Work in progress	**20**	10
	861	932

At 31st December 2003, the value of stocks that are carried below cost at net realisable value was HK$14 million (2002: HK$4 million).

19. Trade and other receivables

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Trade debtors	**1,642**	973	**–**	2
Amounts due from intermediate holding companies	**1**	–	**–**	–
Amounts due from fellow subsidiary companies	**2**	3	**–**	–
Amounts due from subsidiary companies	**–**	–	**107**	97
Amounts due from jointly controlled companies	**14**	21	**–**	–
Amounts due from associated companies	**66**	7	**–**	–
Other receivables	**760**	1,142	**59**	429
	2,485	2,146	**166**	528

At 31st December 2003, the aged analysis of trade debtors was as follows:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Under three months	**1,558**	888	**–**	2
Between three and six months	**54**	60	**–**	–
Over six months	**30**	25	**–**	–
	1,642	973	**–**	2

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

20. Trade and other payables

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Trade creditors	**626**	408	**3**	–
Amounts due to intermediate holding companies	**65**	102	**18**	8
Amounts due to jointly controlled companies	**24**	15	**–**	–
Amounts due to associated companies	**13**	10	**–**	–
Other payables	**7,477**	7,095	**85**	153
	8,205	7,630	**106**	161

At 31st December 2003, the aged analysis of trade creditors was as follows:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Under three months	**615**	391	**2**	–
Between three and six months	**5**	9	**–**	–
Over six months	**6**	8	**1**	–
	626	408	**3**	–

21. Perpetual Capital Securities

The Perpetual Capital Securities, amounting to US$300 million each and bearing cumulative interest at 9.33% and 8.84% per annum, were issued by two wholly-owned subsidiaries (the 'Issuers') on 23rd October 1996 and 6th May 1997 respectively. They have no scheduled maturity but are redeemable at the option of the Company or the respective Issuer either (i) at any time on or after 30th October 2006 and 13th May 2017 respectively or (ii) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

22. Long-term loans and bonds

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Bank loans (secured):				
Repayable within one year	**–**	54	**–**	–
Repayable between one and two years	**603**	–	**–**	–
Repayable between two and five years	**–**	181	**–**	–
Bank loans (unsecured):				
Repayable between two and five years	**222**	1,822	**–**	–
Other borrowings (unsecured):				
Repayable within one year	**2,821**	3,053	**2,321**	890
Repayable between one and two years	**–**	2,821	**–**	2,321
Repayable between two and five years	**500**	500	**–**	–
	4,146	8,431	**2,321**	3,211
Amount due within one year included under current liabilities	**(2,821)**	(3,107)	**(2,321)**	(890)
	1,325	5,324	**–**	2,321

Borrowings other than bank loans are repayable on various dates up to 2006 at interest rates from 0.66% to 8.5% per annum (2002: 1.75% to 8.5% per annum).

23. Deferred taxation

The movement on the net deferred tax liabilities/(assets) account is as follows:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
At 1st January	**749**	681	**25**	25
Translation differences	**(3)**	–	**–**	–
Charged to profit and loss account (note 8)	**133**	68	**3**	–
At 31st December	**879**	749	**28**	25

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through the future taxable profits are probable. The group has unrecognised tax losses of HK$1,087 million (2002: HK$1,131 million) to carry forward against future taxable income. Except for tax losses of HK$13 million (2002: HK$66 million) with expiry at various dates up to 2007, the balance has no expiry date.

23. Deferred taxation (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities

	Group					
	Accelerated tax depreciation		Others		Total	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
At 1st January	**737**	694	**107**	101	**844**	795
Translation differences	**1**	–	**–**	–	**1**	–
Charged/(credited) to profit and loss account	**125**	43	**(29)**	6	**96**	49
At 31st December	**863**	737	**78**	107	**941**	844

	Company					
	Accelerated tax depreciation		Defined benefit retirement plans		Total	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
At 1st January	**11**	11	**14**	14	**25**	25
Charged to profit and loss account	**1**	–	**2**	–	**3**	–
At 31st December	**12**	11	**16**	14	**28**	25

Deferred tax assets

	Group							
	Provisions		Tax losses		Others		Total	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
At 1st January	**37**	39	**7**	16	**51**	59	**95**	114
Translation differences	**1**	–	**–**	–	**3**	–	**4**	–
(Charged)/credited to profit and loss account	**13**	(2)	**(7)**	(9)	**(43)**	(8)	**(37)**	(19)
At 31st December	**51**	37	**–**	7	**11**	51	**62**	95

Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately on the balance sheet.

23. Deferred taxation (continued)

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Deferred tax assets	**(12)**	(55)	**–**	–
Deferred tax liabilities	**891**	804	**28**	25
	879	749	**28**	25

As noted in principal accounting policy no. 16, the group implemented the revised HK SSAP 12 for deferred taxation with effect from 1st January 2003. This change in accounting policy has been applied retrospectively and the comparatives have been restated.

The adjustments to the consolidated balance sheet at 31st December 2002 are as follows:

	HK$M
Increase in jointly controlled companies	328
Decrease in associated companies	(5)
Increase in deferred tax assets	55
Increase in deferred tax liabilities	(766)
Increase in tax liabilities	(17)
Decrease in minority interests	86
Decrease in revenue reserve	(319)

The profit for the year ended 31st December 2002 has been reduced by HK$27 million, with HK$32 million charged to taxation and HK$5 million credited to minority interests.

24. Retirement benefits

The group operates various retirement benefit plans providing resignation and retirement benefits to staff. Most retirement benefit plans for staff employed on expatriate terms are contributory, whilst most plans for locally-engaged employees are non-contributory. The assets of the plans are administered by independent trustees and are maintained independently of the group's finances. The majority of the plans are of the defined benefit type and contributions to such plans are made in accordance with the funding rates recommended by independent qualified actuaries to ensure that the plans will be able to meet their liabilities as they become due. The funding rates are subject to annual review and are determined by taking into consideration the difference between the market values of the plans' assets and the present value of accrued past services liabilities, on an on-going basis, as computed by actuarial valuations.

All new employees are offered the choice of joining the retirement benefit plans or the mandatory provident fund ("MPF") scheme. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution. Employees engaged outside Hong Kong are covered by appropriate local arrangements.

24. Retirement benefits (continued)

Total retirement benefit costs recognised in the profit and loss account for the year ended 31st December 2003 amounted to HK$114 million (2002: HK$83 million), including HK$11 million (2002: HK$10 million) in respect of defined contribution plans.

For disclosure in the financial statements, defined benefit plans are valued by independent qualified actuaries annually using the projected unit credit method in accordance with the HK SSAP 34. Principal plans in Hong Kong are valued by Watson Wyatt Hong Kong Limited and HSBC Life (International) Limited, whilst the plans in the United States and Taiwan are valued by independent qualified actuaries in corresponding countries. In addition, the group operates a post-employment health care and life insurance benefit plan for certain retired employees in the United States, with method of accounting and frequency of valuations similar to those used for defined benefit plans.

(a) The amounts recognised in the consolidated balance sheet are as follows:

	2003			
	Group			**Company**
	Defined benefit plans HK$M	**Other post-employment benefits HK$M**	**Total HK$M**	**Defined benefit plans HK$M**
Present value of funded obligations	**1,089**	**–**	**1,089**	**28**
Fair value of plan assets	**(1,123)**	**–**	**(1,123)**	**(115)**
	(34)	**–**	**(34)**	**(87)**
Present value of unfunded obligations	**–**	**83**	**83**	**–**
Net unrecognised actuarial losses	**(18)**	**(49)**	**(67)**	**(3)**
Unrecognised past service costs	**3**	**–**	**3**	**–**
Net retirement benefit liabilities/(assets)	**(49)**	**34**	**(15)**	**(90)**
Represented by:				
Retirement benefit assets	**(154)**	**–**	**(154)**	**(90)**
Retirement benefit liabilities	**105**	**34**	**139**	**–**
	(49)	**34**	**(15)**	**(90)**

	2002			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,017	–	1,017	38
Fair value of plan assets	(874)	–	(874)	(104)
	143	–	143	(66)
Present value of unfunded obligations	–	58	58	–
Net unrecognised actuarial losses	(187)	(32)	(219)	(24)
Unrecognised past service costs	4	–	4	–
Net retirement benefit liabilities/(assets)	(40)	26	(14)	(90)
Represented by:				
Retirement benefit assets	(128)	–	(128)	(90)
Retirement benefit liabilities	88	26	114	–
	(40)	26	(14)	(90)

24. Retirement benefits (continued)

(b) Movements in the net retirement benefit liabilities/(assets) are as follows:

	2003			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
At 1st January	**(40)**	**26**	**(14)**	**(90)**
Dissolution of a subsidiary company	**26**	**–**	**26**	**–**
Contributions paid	**(129)**	**(1)**	**(130)**	**–**
Net expenses recognised in the profit and loss account	**94**	**9**	**103**	**–**
At 31st December	**(49)**	**34**	**(15)**	**(90)**

	2002			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
At 1st January	–	–	–	–
Liabilities reclassified from other payables	74	24	98	–
Net transitional surplus recognised upon initial adoption of HK SSAP 34	(83)	–	(83)	(89)
Contributions paid	(99)	(3)	(102)	–
Net expenses recognised in the profit and loss account	68	5	73	(1)
At 31st December	(40)	26	(14)	(90)

(c) Net expenses recognised in the consolidated profit and loss account are as follows:

	Group					
	2003			2002		
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M
Current service cost	**87**	**3**	**90**	79	1	80
Interest cost	**56**	**4**	**60**	61	3	64
Expected return on plan assets	**(57)**	**–**	**(57)**	(73)	–	(73)
Past service costs recognised	**2**	**–**	**2**	1	1	2
Net actuarial losses recognised	**6**	**2**	**8**	–	–	–
	94	**9**	**103**	68	5	73

The above net expenses were mainly included in administrative expenses in the consolidated profit and loss account.

The actual return on defined benefit plan assets was a gain of HK$145 million (2002: loss of HK$71 million).

24. Retirement benefits (continued)

(d) The principal actuarial assumptions used are as follows:

	2003		2002	
	Group		Group	
	Defined benefit plans %	Other post-employment benefits %	Defined benefit plans %	Other post-employment benefits %
Discount rate	**3.5 – 6.25**	**6.25**	4 – 7	6.75
Expected rate of return on plan assets	**3.25 – 8**	**N/A**	3.28 – 8	N/A
Expected rate of future salary increases	**2 – 5**	**N/A**	Nil – 4.5	N/A
Expected rate of increase in cost of covered health care benefits	**N/A**	**9.0**	N/A	5.5

25. Share capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2003 and 2002	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2001	940,111,885	3,059,301,271	564	367	931
Less: Shares repurchased and cancelled	7,804,000	55,815,000	5	6	11
At 31st December 2002	932,307,885	3,003,486,271	559	361	920
Less: Shares repurchased and cancelled	1,932,500	–	1	–	1
At 31st December 2003	930,375,385	3,003,486,271	558	361	919

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company repurchased on the stock exchange 1,932,500 'A' shares of HK$0.60 each of the Company at an aggregate consideration of HK$60 million (2002: A total of 7,804,000 'A' shares of HK$0.60 each and 55,815,000 'B' shares of HK$0.12 each at an aggregate consideration of HK$540 million). All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from revenue reserve to the capital redemption reserve as disclosed in note 26.

26. Reserves

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Company							
At 31st December 2001							
– as originally stated	10,188	–	342	21	–	–	10,551
– change in accounting policy for deferred taxation (note(d))	(1)	–	–	–	–	–	(1)
– as restated	10,187	–	342	21	–	–	10,550
Profit for the year	2,187	–	–	–	–	–	2,187
Repurchase of Company's shares							
– premium paid on repurchases	(529)	–	–	–	–	–	(529)
– transfer between reserves	(11)	–	–	11	–	–	–
2001 Final dividend	(1,179)	–	–	–	–	–	(1,179)
2002 Interim dividend (note 10)	(618)	–	–	–	–	–	(618)
At 31st December 2002	10,037	–	342	32	–	–	10,411
At 31st December 2002							
– as originally stated	10,038	–	342	32	–	–	10,412
– change in accounting policy for deferred taxation (note (d))	(1)	–	–	–	–	–	(1)
– as restated	10,037	–	342	32	–	–	10,411
Profit for the year	2,255	–	–	–	–	–	2,255
Repurchase of Company's shares							
– premium paid on repurchases	(59)	–	–	–	–	–	(59)
– transfer between reserves	(1)	–	–	1	–	–	–
2002 Final dividend (note 10)	(1,378)	–	–	–	–	–	(1,378)
2003 Interim dividend (note 10)	(490)	–	–	–	–	–	(490)
At 31st December 2003	10,364	–	342	33	–	–	10,739

26. Reserves (continued)

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 31st December 2001							
– as originally stated	41,459	28,752	342	21	134	1,186	71,894
– change in accounting policy for deferred taxation (note(d))	(292)	–	–	–	–	–	(292)
– as restated	41,167	28,752	342	21	134	1,186	71,602
Profit for the year	5,377	–	–	–	–	–	5,377
Repurchase of Company's shares							
– premium paid on repurchases	(529)	–	–	–	–	–	(529)
– transfer between reserves	(11)	–	–	11	–	–	–
2001 Final dividend	(1,179)	–	–	–	–	–	(1,179)
2002 Interim dividend (note 10)	(618)	–	–	–	–	–	(618)
Goodwill reinstated							
– on disposal of associated companies	22	–	–	–	–	–	22
– upon impairment	93	–	–	–	–	–	93
Decrease in property valuation arising during the year	–	(5,367)	–	–	–	–	(5,367)
Share of deficit on revaluation of investment properties held by jointly controlled companies	–	(41)	–	–	–	–	(41)
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(452)	–	–	–	–	(452)
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(600)	(600)
– transferred to the profit and loss account	–	–	–	–	–	(333)	(333)
Revaluation surplus on investment securities recognised during the year	–	–	–	–	49	–	49
Exchange differences	3	–	–	–	–	–	3
At 31st December 2002	44,325	22,892	342	32	183	253	68,027

26. Reserves (continued)

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 31st December 2002							
– as originally stated	44,644	22,892	342	32	183	253	68,346
– change in accounting policy for deferred taxation (note (d))	(319)	–	–	–	–	–	(319)
– as restated	44,325	22,892	342	32	183	253	68,027
Profit for the year	4,922	–	–	–	–	–	4,922
Repurchase of Company's shares							
– premium paid on repurchases	(59)	–	–	–	–	–	(59)
– transfer between reserves	(1)	–	–	1	–	–	–
2002 Final dividend (note 10)	(1,378)	–	–	–	–	–	(1,378)
2003 Interim dividend (note 10)	(490)	–	–	–	–	–	(490)
Goodwill reinstated							
– on disposal of subsidiary companies	2	–	–	–	–	–	2
– upon impairment	6	–	–	–	–	–	6
Decrease in property valuation arising during the year	–	(2,666)	–	–	–	–	(2,666)
Share of deficit on revaluation of investment properties held by jointly controlled companies	–	(69)	–	–	–	–	(69)
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(484)	–	–	–	–	(484)
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(617)	(617)
– deferred tax recognised	–	–	–	–	–	42	42
– transferred to the profit and loss account	–	–	–	–	–	(41)	(41)
Revaluation deficit on investment securities recognised during the year	–	–	–	–	(27)	–	(27)
Exchange differences	(11)	–	–	–	–	–	(11)
At 31st December 2003	47,316	19,673	342	33	156	(363)	67,157

The group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$2,210 million (2002: HK$2,277 million) and retained revenue reserves from associated companies amounting to HK$14,818 million (2002: HK$14,749 million).

(a) Distributable reserves of the Company at 31st December 2003 amounted to HK$10,364 million (2002: HK$10,037 million).

(b) The revenue reserve includes HK$1,562 million (2002: HK$1,378 million) representing the proposed final dividend for the year (note 10).

26. Reserves (continued)

(c) As set out in principal accounting policy no. 4 (iv), the cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits of the Cathay Pacific Group which are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. Had HK SSAP 11 been adopted, there would have been no financial impact on the Swire Pacific group's assets, liabilities and cash flows. A deficit of HK$363 million (2002: a surplus of HK$253 million) would have been included in Swire Pacific group's revenue reserve rather than the cash flow hedge reserve and the Swire Pacific group's profit and loss account for year ended 31st December 2003 would have decreased by HK$616 million (2002: HK$933 million).

(d) Details of the change in accounting policy for deferred taxation are set out in principal accounting policy no. 16 and note 23 to the accounts.

27. Contingencies and commitments

		Group		Company	
		2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
(a)	**Outstanding commitments for capital expenditure at the year end:**				
	Contracted for but not provided for in the accounts	**1,787**	2,129	**99**	–
	Authorised by Directors but not contracted for	**138**	499	**–**	–
(b)	**Outstanding commitments for capital expenditure at the year end (included in (a) above) relating to the group's interest in jointly controlled companies:**				
	Contracted for but not provided for in the accounts	**791**	692	**99**	–
(c)	**In addition, the group's share of the capital commitments of its jointly controlled companies at the year end (not included in (a) above):**				
	Contracted for but not provided for in the accounts	**24**	48	**–**	–
	Authorised by Directors but not contracted for	**212**	18	**–**	–
(d)	**Guarantees have been given in respect of bank loans and other liabilities outstanding at 31st December amounting to:**				
	Subsidiary companies	**–**	–	**7,552**	11,769
	Jointly controlled companies	**1,210**	1,211	**1,210**	1,211
	Third parties	**165**	143	**–**	–
		1,375	1,354	**8,762**	12,980

28. Operating lease arrangements

The group acts as both lessor and lessee under operating leases. Details of the group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover-related rental income received during the year amounted to HK$69 million (2002: HK$68 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases receivable by the group were as follows:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Land and buildings:				
Not later than one year	**2,666**	2,934	**14**	16
Later than one year but not later than five years	**3,858**	3,893	**5**	6
Later than five years	**182**	292	**–**	–
	6,706	7,119	**19**	22
Vessels:				
Not later than one year	**294**	219	**–**	–
Later than one year but not later than five years	**32**	61	**–**	–
	326	280	**–**	–
	7,032	7,399	**19**	22

(b) Lessee

The group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover-related rentals paid during the year amounted to HK$6 million (2002: HK$3 million).

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases payable by the group were as follows:

	Group	
	2003 HK$M	2002 HK$M
Land and buildings:		
Not later than one year	**91**	88
Later than one year but not later than five years	**109**	97
Later than five years	**4**	4
	204	189
Vessels:		
Not later than one year	**13**	9
Other equipment:		
Not later than one year	**18**	17
	235	215

The Company did not have any material operating lease commitments at 31st December 2003 and 2002.

29. Related party transactions

There are agreements for services, in respect of which John Swire & Sons (HK) Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. Service fees are calculated as 2.5% (2002: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies. For the year ended 31st December 2003, those fees amounted to HK$120 million (2002: HK$121 million) and expenses of HK$132 million (2002: HK$109 million) were reimbursed at cost.

The following is a summary of other significant transactions between the group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the group's business:

		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
		2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	Notes	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue from sales of goods and rendering of services	(a)	**28**	30	**18**	12	**–**	–	**–**	–
Purchases of goods and services	(a)	**210**	202	**52**	43	**10**	9	**–**	–
Rental revenue	(b)	**10**	10	**6**	4	**7**	6	**48**	43
Interest income	(c)	**18**	5	**14**	19	**–**	–	**–**	–
Interest charges	(c)	**4**	7	**–**	–	**–**	–	**–**	–

Amounts due to and due from intermediate holding company at 31st December 2003 are disclosed in notes 19 and 20. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

Notes:

a. *Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.*

b. *The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.*

c. *Loans advanced to jointly controlled and associated companies and loans due to jointly controlled and associated companies at 31st December 2003 are disclosed in notes 14 and 15 respectively. Quasi-equity loans are non-interest-bearing whilst other loans bear interest at market rates. These loans have no fixed settlement dates.*

30. Notes to the consolidated cash flow statement

	Group	
	2003 HK$M	2002 HK$M
(a) Reconciliation of operating profit to cash generated from operations		
Operating profit	**4,585**	4,345
Depreciation of fixed assets	**532**	523
Profit on disposal of fixed assets	**(565)**	(416)
Amortisation of deferred expenditure	**113**	74
Impairment losses on:		
Fixed assets	**–**	93
Goodwill	**–**	41
Investment securities	**–**	35
Profit on sale of jointly controlled companies	**–**	(88)
Other items not involving cash flow	**(28)**	(63)
Operating profit before working capital changes	**4,637**	4,544
Decrease/(increase) in properties for sale	**676**	(692)
Decrease in stocks and work in progress	**71**	123
(Increase)/decrease in trade and other receivables	**(727)**	94
Increase in trade and other payables	**676**	393
Cash generated from operations	**5,333**	4,462
(b) Analysis of fixed assets purchased		
Investment properties	**953**	717
Other properties	**9**	28
Plant and machinery and vessels	**895**	1,354
Purchase of fixed assets	**1,857**	2,099

The above figures do not include interest capitalised on fixed assets.

(c) Analysis of changes in financing during the year

	Group			
	Loans, bonds and perpetual capital securities		Minority interests	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
At 1st January	**14,746**	17,164	**4,861**	4,570
Net cash outflow from financing	**(4,086)**	(2,428)	**(266)**	(175)
Minority interests in property valuation reserve	**–**	–	**371**	158
Minority interests' share of profits less losses	**–**	–	**379**	380
Dividends paid and payable	**–**	–	**(113)**	(105)
Other non-cash movements	**8**	10	**(1)**	33
At 31st December	**10,668**	14,746	**5,231**	4,861

31. Ultimate holding company

The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

Principal Accounting Policies

1. Basis of accounting

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA") with the exception of the recognition of exchange differences on certain long-term liabilities in Cathay Pacific as explained in accounting policy no. 4 below. In the view of the Directors, this departure is necessary to show a true and fair view. The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties and investments in securities.

In the current year, the group adopted the Statement of Standard Accounting Practice ("HK SSAP") 12 (revised) "Income taxes" issued by the HKSA, which is effective for accounting periods commencing on or after 1st January 2003. The changes to the group's accounting policy and the effects of adopting this revised standard are set out in accounting policy no. 16 below.

2. Basis of consolidation

The consolidated accounts of the group incorporate the accounts of Swire Pacific Limited and all its subsidiary companies made up to 31st December. Subsidiary companies are those entities in which the group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are deducted from the consolidated profit after taxation. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date of acquisition or to the date of disposal as applicable.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary, jointly controlled or associated company represents the difference between the proceeds of the sale and the group's share of its net assets together with any goodwill or negative goodwill which was not previously amortised in the consolidated profit and loss account or which has previously been written off against the revenue reserve.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet the investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. Jointly controlled and associated companies

Jointly controlled companies are those companies held for the long term, over which the group is in a position to exercise joint control with other venturers in accordance with contractual arrangements, and where none of the participating parties has unilateral control over the economic activity of the joint venture. Associated companies are those companies, not being subsidiary companies, in which the group has a substantial long-term interest in the equity voting rights, and over which the group is in a position to exercise significant influence.

3. Jointly controlled and associated companies (continued)

The results of jointly controlled and associated companies are accounted for by the Company on the basis of dividends received and receivable. The consolidated profit and loss account includes the group's share of results of jointly controlled and associated companies for the year. Valuation changes arising on group investment properties held in jointly controlled companies are treated in accordance with principal accounting policy no. 5 – Valuation of investment properties. In the Company's balance sheet, investments in jointly controlled and associated companies are stated at cost less provisions for any impairment losses. In the consolidated balance sheet, the investment in jointly controlled and associated companies represents the group's share of net assets and goodwill (net of accumulated amortisation) on acquisition.

4. Translation of foreign currencies

(i) Transactions in foreign currencies entered into during the year are translated at the market rates or forward contract rates ruling at the relevant transaction dates. With the exception of the Perpetual Capital Securities as set out in (iii) below, monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases, with the exception of note (iv) below, are dealt with in the profit and loss account.

(ii) The balance sheets of subsidiary, jointly controlled and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rate. Unrealised differences on net investments in foreign subsidiary, jointly controlled and associated companies (including intra-group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

(iii) The group's two issues of Perpetual Capital Securities, which were issued by wholly-owned subsidiary companies (the "Issuers"), are denominated in US dollars and have no scheduled maturity. They are, however, redeemable at the Company's or the respective Issuer's option either (a) on or after 30th October 2006 and 13th May 2017 respectively or (b) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding-up. Since it is not the present intention of the group that these Perpetual Capital Securities will be redeemed, they are valued at historical exchange rates.

(iv) In order to reduce its exposure to exchange rate fluctuations on future operating cash flows, the Cathay Pacific Group arranges its borrowings and leasing obligations in foreign currencies such that repayments can be met by anticipated operating cash flows. In addition, currency derivatives are used to hedge anticipated operating cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

Although this complies with International Financial Reporting Standards, it does not comply with HK SSAP 11 which requires that all such exchange differences are charged to the profit and loss account immediately. The effect of this departure from HK SSAP 11 is set out in note 26 to the accounts.

4. Translation of foreign currencies (continued)

The treatment of exchange differences on foreign currency operating cash flow hedges adopted by the Company is supported by International Financial Reporting Standards. In the opinion of the Directors, this treatment fairly reflects the effects of the Cathay Pacific Group's foreign currency cash flow hedge arrangements where the matching of foreign currency cash flows is a key risk management tool. The appropriateness of continuing this treatment is assessed regularly, taking into account the latest operating cash flow projections of each currency. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year-on-year results and conclude that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flows of the Cathay Pacific Group.

5. Valuation of investment properties

Investment properties, whether complete or in the course of development, are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the group. The valuations are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuations are credited to the property valuation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Upon sale of a revalued investment property the revaluation surplus is transferred to operating profit.

6. Fixed assets and depreciation

Fixed assets, other than investment properties, are carried at cost less accumulated depreciation and accumulated impairment losses. Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in principal accounting policy no. 5. With the exception of land included in investment properties and freehold land, all other leasehold land is depreciated over the remaining period of the relevant lease. Other fixed assets are depreciated at rates sufficient to write off their original cost to estimated residual values over their anticipated useful lives in the following manner:

Other properties	2% to 5% per annum
Plant and machinery	7% to 34% per annum
Vessels	4% to 7% per annum

The expected useful lives and residual values of all fixed assets are regularly reviewed to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

7. Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary, jointly controlled and associated companies over the group's share of the fair value ascribed to the separable net assets at the date of acquisition. Goodwill arising on or after 1st January 2001 is capitalised in the balance sheet as a separate asset or included within investment in jointly controlled and associated companies, and is amortised to the profit and loss account on a straight-line basis over its estimated useful life. Goodwill arising from acquisitions before 1st January 2001 was written off against revenue reserve. Any impairment of such goodwill is recognised in the profit and loss account.

8. Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost adjusted for any discount or premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income or expense in the profit and loss account. Provision is made when there is a diminution in value which is considered to be other than temporary.

The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account.

(ii) Investment securities

Investment securities are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal, or if there is evidence that the value of the investment is impaired, the relevant cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

9. Deferred expenditure

Deferred expenditure is amortised over periods of up to ten years.

10. Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Work in progress comprises direct material and labour costs and an appropriate proportion of overhead expenses less provisions for foreseeable losses.

11. Properties under development for sale

Properties under development for sale are included under current assets and comprise land at cost, construction costs, interest charges and profit taken to date, less sales instalments received and receivable and provisions for possible losses.

When a development property in Hong Kong is sold in advance of completion, profit is recognised over the course of the development and is computed each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds. Sales proceeds due on completion are accounted for as receivables if the occupation permit has been issued and the development is substantially complete.

Where purchasers fail to pay the balance of the purchase price on completion and the company exercises its entitlement to resell the property, sales deposits received in advance of completion which are forfeited are credited to operating profit; any profits recognised up to the date of completion are written back.

11. Properties under development for sale (continued)

When a development property in the United States is sold in advance of completion, no profit is recognised until the transaction has legally closed.

12. Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

13. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less bank overdrafts.

14. Borrowing costs

Interest costs incurred are charged to the profit and loss account except for those interest charges attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

15. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

16. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In previous years, deferred taxation was accounted for at the current tax rate in respect of timing differences between profit as computed for tax purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised HK SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

16. Deferred taxation (continued)

Opening revenue reserves at 1st January 2002 and 2003 have been reduced by HK$292 million and HK$319 million respectively which represent the unprovided net deferred tax liabilities for subsidiary, jointly controlled and associated company. The profit for the year ended 2002 has been reduced by HK$27 million correspondingly. The effect of this change in accounting policy on the balance sheet as at 31st December 2002 and the profit and loss account for the year then ended is set out in note 23 to the accounts.

17. Revenue recognition

Sales are recognised as revenue upon delivery of goods and provision of services. Revenue for properties under development for sale is recognised as set out in principal accounting policy no. 11. Rental income and interest income are recognised on an accruals basis.

18. Related parties

Related parties are individuals and companies, including subsidiary, jointly controlled and associated companies, where the individual, company or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

19. Retirement benefits

The group operates a number of defined benefit and defined contribution retirement benefit schemes for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The group's contributions to the defined contribution schemes are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit schemes, retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans on an annual basis. The retirement benefit obligation is measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Cumulative unrecognised net actuarial gains and losses at the previous financial year end, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the plan assets, are recognised during the year over the expected average remaining service lives of the employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

20. Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2003

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Aldrich Bay East Limited	100	–	100	1,000 shares of HK$1	Property investment
Braemar West Limited	100	–	100	1,000 shares of HK$1	Property trading
Cathay Limited	100	–	100	807 shares of HK$10	Property investment
Cityplaza Holdings Limited	100	–	100	100 shares of HK$10	Property investment
Coventry Estates Limited	100	–	100	4 shares of HK$10	Property investment
Festival Walk Holdings Limited	50	–	50	100,000 shares of HK$10	Property investment
	100	–	100	1 special rights redeemable preference share of HK$10	
One Queen's Road East Limited	100	–	100	2 shares of HK$1	Property investment
Oriental Landscapes Limited	100	–	100	50,000 shares of HK$10	Landscaping services
Pacific Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Redhill Properties Limited	100	–	100	250,000 shares of HK$1	Property investment
Swire Properties Limited	100	100	–	612,036,542 shares of HK$1	Holding company
Swire Properties Projects Limited	100	–	100	2 shares of HK$1	Project management
Swire Properties Real Estate Agency Limited	100	–	100	2 shares of HK$10	Real estate agency
TaiKoo Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Swire Properties Management Limited	100	–	100	2 shares of HK$10	Property management
Incorporated in the United States:					
Carbonell Realty Sales Inc. (formerly known as Courts Realty Sales Inc.)	100	–	100	1,000 shares of US¢1	Real estate agency
Jade at Brickell Bay Associates Ltd.	62.5	–	62.5	Florida partnership	Property trading
Swire Pacific Holdings Inc. (see also Beverages division)	100	–	100	6,950.28 shares of US$1	Property development and manufacture and sale of non-alcoholic beverages
Swire Brickell Key Realty Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Brickell Three Inc.	100	–	100	1,000 shares of US¢1	Property trading
Swire Carbonell Limited Partnership	100	–	100	Florida partnership	Property trading
Incorporated in the British Virgin Islands:					
Honour Star Development Co. Ltd.	100	–	100	1 share of US$1	Investment holding
Swire and Island Communication Developments Limited	60	–	60	100 shares of HK$10	Property trading and investment
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hareton Limited	50	–	50	100 shares of HK$10	Property trading
Newfoundworld Limited	20	–	*	200,000 shares of HK$10	Property trading
Uttoxeter Limited	50	–	50	100 shares of HK$10	Property trading
Incorporated in Mainland China:					
(Sino-foreign joint venture)					
Taikoo Hui (Guangzhou) Development Co. Ltd.	55	–	55	Registered capital of RMB1,334,000,000	Property investment
Incorporated in the United States:					
Swire Brickell Key Hotel, Limited	75	–	75	Florida partnership	Hotel investment
Incorporated in the British Virgin Islands:					
Arrowtown Assets Limited•	49	–	*	1 share of US$1	Property trading
Calm Seas Developments Limited•	50	–	50	2 shares of US$1	Holding company
Island Land Development Limited	50	–	50	100 shares of HK$10	Property investment

Notes:

1. *This table lists the principal subsidiary, jointly controlled and associated companies of the group which, in the opinion of the Directors, materially contribute to the net income of the group or hold a material portion of the assets, or liabilities of the group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.*
2. *Unless otherwise stated, the principal country of operation of each subsidiary is the same as its country of incorporation. The activities of shipowning and operating are international, and are not attributable to a principal country of operation.*
3. **Group interest held through jointly controlled and associated companies.*
4. *•Companies not audited by PricewaterhouseCoopers. These companies account for approximately 26.3% of attributable net assets at 31st December 2003.*

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2003

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division (continued)					
Associated companies:					
Incorporated in Hong Kong:					
Queensway Hotel Limited	20	–	*	100,000 shares of HK$10	Hotel investment
Shangri-La International Hotels (Pacific Place) Limited	20	–	20	5,000 shares of HK$1	Hotel investment
Greenroll Limited•	20	–	20	45,441,000 shares of HK$10	Hotel investment
Long-term investment:					
Incorporated in Hong Kong:					
Join Resources Limited	16.7	–	16.7	10,000 shares of HK$1	Property investment
Aviation Division					
Subsidiary company:					
Incorporated in Hong Kong:					
Swire Aviation Limited	66.7	66.7	–	5,000 shares of HK$10	Investment holding
Associated companies:					
Incorporated in Hong Kong:					
Abacus Distribution Systems (Hong Kong) Limited•	24.8	–	*	15,600,000 shares of HK$1	Computerised reservation systems and related services
AHK Air Hong Kong Limited•	27.8	–	*	54,402,000 A shares of HK$1 and 36,268,000 B shares of HK$1	Cargo airline
Airline Property Limited•	46.4	–	*	2 shares of HK$10	Property investment
Airline Stores Property Limited•	46.4	–	*	2 shares of HK$10	Property investment
Airline Training Property Limited•	46.4	–	*	2 shares of HK$10	Property investment
Associated Engineers Limited	15.7	–	*	3,100 founders' shares of HK$10 2,526,593 ordinary shares of HK$10	Airport ground support and general engineering
Cathay Holidays Limited•	46.4	–	*	5,000 shares of HK$100	Travel tour operator
Cathay Pacific Airways Limited•	46.4	46.4	–	3,343,515,048 shares of HK$0.20	Operation of scheduled airline services
Cathay Pacific Catering Services (HK) Limited•	46.4	–	*	600 shares of HK$1,000	Airline catering
Cathay Pacific Loyalty Programmes Limited•	46.4	–	*	2 shares of HK$1	Travel reward programme
Global Logistics System (HK) Company Limited•	44.8	–	*	100 shares of HK$10	Computer network for interchange of air cargo related information
Goodrich Asia-Pacific Limited	22.1	–	*	9,200,000 shares of HK$1	Aircraft carbon brake machining and aircraft wheel and brake assembly
Hong Kong Aero Engine Services Limited•	20.3	–	*	20 shares of HK$10	Aircraft engine overhaul
Hong Kong Air Cargo Terminals Limited	24.6	–	30.0&*	600,000 shares of HK$100	Air cargo handling service
Hong Kong Aircraft Engineering Company Limited	45.2	32.5	*	166,324,850 shares of HK$1	Aircraft overhaul and maintenance
Hong Kong Airport Services Limited•	37.4	–	*	100 shares of HK$1	Provision of ground and ramp handling services
Hong Kong Dragon Airlines Limited	16.3	–	7.7&*	500,000,000 shares of HK$1	Airline
IN-Services Asia Limited	15.8	–	*	7,800,000 shares of HK$1	Aircraft component trading and repair services

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Aviation Division (continued)					
Associated companies (continued):					
Incorporated in Hong Kong (continued):					
South China Aero Technology Limited	27.1	–	*	500,000 shares of HK$1	Aircraft component agents
EADS SOGERMA HAECO Services Company Limited	22.6	–	*	2,000,000 shares of HK$1	Aircraft components inspections, repairs and modifications
Vogue Laundry Service Limited•	46.4	–	*	3,700 shares of HK$500	Laundry and dry cleaning
Incorporated in Mainland China:					
(Wholly foreign owned enterprise)					
Guangzhou Guo Tai Information Processing Company Limited•	46.4	–	*	Registered capital of HK$7,000,000	Information processing
(Sino–foreign joint ventures)					
Honeywell TAECO Aerospace (Xiamen) Company Limited	14.0	–	*	Registered capital of US$5,000,000	Aircraft components and avionic repair
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited•	9.3	–	*	Registered capital of US$5,000,000	Aircraft components repair
Taikoo (Shandong) Aircraft Engineering Company Limited (formerly known as Shandong TAECO Aircraft Engineering Company Limited)•	11.7	–	*	Registered capital of RMB51,000,000	Aircraft overhaul and maintenance
Taikoo (Xiamen) Aircraft Engineering Company Limited	26.6	–	*	Registered capital of US$41,500,000	Aircraft overhaul and maintenance
Incorporated in Canada:					
CLS Catering Services Limited•	27.8	–	*	330,081 shares of no par value	Airline catering
Incorporated in Bermuda:					
Troon Limited•	46.4	–	*	12,000 shares of US$1	Financial services
Incorporated in Isle of Man:					
Cathay Pacific Aircraft Services Limited•	46.4	–	*	10,000 shares of US$1	Aircraft acquisition facilitator
Snowdon Limited•	46.4	–	*	2 shares of GBP1	Financial services
Incorporated in Japan:					
Cathay Kansai Terminal Services Company Limited•	22.5	–	*	10,574 shares of JPY50,000	Ground handling
Incorporated in the Philippines:					
Cebu Pacific Catering Services Inc.•	18.5	–	*	12,500,000 shares of PHP1	Airline catering
Incorporated in Taiwan:					
China Pacific Catering Services Limited	22.7	–	*	146,000,000 shares of NT$10	Airline catering
Incorporated in Singapore:					
Singapore Aero Engine Services Pte. Limited•	4.1	–	*	Registered capital of US$54,000,000	Trent engine overhaul services
Incorporated in Vietnam:					
VN/CX Catering Services Limited	18.5	–	*	4,062,000 shares of no par value	Airline catering

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2003

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Beverages Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Beverages Holdings Limited	100	100	–	10,002 shares of HK$100	Holding company
Swire Beverages Limited	87.5	–	87.5	14,600 shares of US$500	Holding company and sale of non-alcoholic beverages
Swire Coca-Cola HK Limited	87.5	–	100	2,400,000 shares of HK$10	Manufacture of non-alcoholic beverages
Incorporated in Bermuda:					
Swire Pacific Industries Limited (operating principally in Taiwan)	100	–	100	12,000 shares of US$1	Holding company
Incorporated in British Virgin Islands:					
Swire Coca-Cola Beverages Limited (operating principally in Taiwan)	80	–	80	1,800,000,000 shares of US$0.01	Manufacture of non-alcoholic beverages
Incorporated in Taiwan:					
Tai Tung Foods Company Limited	80	–	80	50,000 shares of NT$100	Sale of non-alcoholic beverages
Incorporated in the United States:					
Swire Pacific Holdings Inc. (see also Property division)	100	–	100	6,950.28 shares of US$1	Manufacture and sale of non-alcoholic beverages and property development
Jointly controlled companies:					
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
Hangzhou BC Foods Company Limited	44.6	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Nanjing BC Foods Company Limited	44.6	–	*	Registered capital of US$19 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Hefei Limited	59.5	–	*	Registered capital of US$12 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Xiamen Limited	44.6	–	51.0	Registered capital of US$52,737,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Zhengzhou Limited	60.7	–	*	Registered capital of US$18 million	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola Limited	44.6	–	51.0	Registered capital of RMB510,669,000	Manufacture and sale of non-alcoholic beverages
(Wholly foreign owned enterprises)					
BC Development Company Limited	74.4	–	85.0	Registered capital of US$60 million	Manufacture and sale of non-alcoholic beverages
Xian BC Coca-Cola Beverages Limited (formerly known as Xian BC Hans Foods Company Limited)	74.4	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Marine Services Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Pacific Ship Management Limited•	100	100	–	1,000 shares of HK$100	Ship personnel management
Incorporated in Azerbaijan:					
Swire Pacific Offshore (Caspian) LLC	100	–	100	US$5,000	Chartering and operating vessels
Incorporated in Australia:					
Pacific Manning Company Pty Limited	100	–	100	20,000 shares of A$1	Ship personnel management
Swire Pacific Offshore Pty Limited	100	–	100	40,000 shares of A$1	Ship owning and operating

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Marine Services Division (continued)					
Subsidiary companies (continued):					
Incorporated in Bermuda:					
SPO Ships Limited	100	–	100	120 shares of US$100	Ship owning and operating
Swire Pacific Offshore Holdings Limited	100	–	100	500,000 shares of US$100	Holding company
Swire Pacific Offshore Limited	100	–	100	120 shares of US$100	Management services
Incorporated in Panama:					
SPOL Diveships Corporation	100	–	100	2 shares of no par value	Ship owning and operating
SPOL Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Swire Supply Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Incorporated in the United Kingdom:					
Swire Pacific Offshore (North Sea) Limited	100	–	100	2 shares of £1	Management services
Incorporated in Singapore:					
Swire Pacific Offshore Services (Pte) Limited	100	–	100	500,000 shares of S$1	Management services
Swire Pacific Offshore Operations (Pte) Limited	100	–	100	500,000 shares of S$1	Ship owning and operating
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hongkong United Dockyards Limited	50.0	50.0	–	7,600,000 shares of HK$10	Ship repairing and general engineering
HUD General Engineering Services Limited	50.0	–	*	420,000 shares of HK$10	General engineering services
The Hongkong Salvage & Towage Company Limited	50.0	50.0	–	2,000,000 shares of HK$10	Marine towage
Incorporated in Mainland China:					
(Wholly foreign owned enterprises)					
Shekou Container Terminals Limited•	17.5	17.5	–	HK$200,000,000	Container terminal operations
Shekou Container Terminals (Phase II) Co. Ltd.•	17.2	–	*	RMB608,475,000	Container terminal operations
Incorporated in British Virgin Islands:					
Expro Swire Production Limited	50.0	–	50.0	10,000 shares of US$1	Early production systems for offshore oil
Incorporated in Egypt:					
Ocean Marine Services Limited	33.3	–	33.3	16,000 shares of US$1,000	Ship owning and operating
Incorporated in Australia:					
Australian Maritime Services Pty Ltd.	27.5	–	–	1,390,000 shares of A$1 and 100 shares of A$18,664.07	Marine towage
Associated companies:					
Incorporated in Hong Kong:					
Modern Terminals Limited•	17.6	17.6	–	13,109 shares of HK$1,000	Container terminal operations
Incorporated in Malaysia:					
Bahtera Wira Sdn Bhd	48.5	–	48.5	99,000 shares of MYR1	Investment holding
Samudra Keris Sendirian Berhad	49.0	–	*	100 shares of MYR1	Ship owning
Samudra Wijaya Sendirian Berhad	49.0	–	*	100 shares of MYR1	Ship owning
Wira Swire Sendirian Berhad	20.0	–	20.0	250,000 shares of MYR1	Ship operating
Incorporated in the Philippines:					
Anscor Swire Ship Management Corporation•	25.0	–	25.0	20,000 shares of Peso100	Ship personnel management
Incorporated in UAE:					
Swire Pacific Offshore (Dubai) LLC	49.0	–	49.0	300 shares of AED1,000	Management services

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2003

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Industrial					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Duro Limited	100	–	100	38,460 shares of HK$100	Marble Fabrication
Swire Industrial Limited	100	100	–	2 shares of HK$1	Holding company
Taikoo Sugar Limited	100	–	100	300,000 shares of HK$10	Packing and trading of branded food products
Jointly controlled companies:					
Incorporated in Hong Kong:					
CROWN Beverage Cans Hong Kong Limited (formerly known as Crown Can Hong Kong Limited)	44.6	–	44.6	17,300,000 shares of HK$10	Beverage can trading and distribution
ICI Swire Paints Limited•	40.0	–	40.0	10,000 shares of HK$1	Sales of paints and provision of related services
Swire SITA Waste Services Limited	50.0	–	50.0	58,200,000 shares of HK$1	Waste management
Waylung Waste Services Limited	50.0	–	*	21,310,000 ordinary shares of HK$1	Waste management
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
Beijing Crown Can Company Limited	41.3	–	*	Registered capital of US$27,600,000	Beverage can manufacturing
CROWN Beverage Cans Huizhou Limited (formerly known as Huizhou Crown Can Company Limited)	44.1	–	*	US$24,887,000	Beverage can manufacturing
Foshan Continental Can Company Limited•	22.3	–	*	US$9,900,000	Beverage can manufacturing
Foshan Crown Easy-Opening End Company Limited	22.3	–	*	Registered capital of US$6,000,000	Beverage can manufacturing
ICI Swire Paints (China) Limited•	36.0	–	36.0	HK$180 million	Paint manufacturing
Shanghai Crown Packaging Company Limited	31.4	–	*	Registered capital of US$19,000,000	Beverage can manufacturing
(Wholly foreign owned enterprise)					
ICI Swire Paints (Shanghai) Company Limited•	30.0	–	30.0	Registered capital of US$25,640,000	Paint manufacturing
Incorporated in Macau:					
CSR Macau-Companhia de Sistemas de Residuos, Lda	40.0	–	*	MOP10,000	Waste management
Incorporated in Taiwan:					
Swire SITA (Taiwan) Company Limited	50.0	–	*	500,000 shares of NT$10	Waste management
Incorporated in Vietnam:					
Crown Vinalimex Packaging Limited	37.4	–	*	US$24,910,000	Beverage can manufacturing
Trading & Industrial Division – Trading					
Subsidiary companies:					
Incorporated in Hong Kong:					
Beldare Motors Limited	100	–	100	10,000 shares of HK$100	Automobile distribution
Cornell Feast Company Limited	100	–	100	2 shares of HK$1	Property holding
Liberty Motors Limited	100	–	100	2 shares of HK$10	Automobile distribution
Swire Resources Limited	100	–	100	4,010,000 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear apparel and accessories
Taikoo Commercial Vehicles Limited	100	–	100	2,000 shares of HK$1	Automobile distribution
Yuntung Motors Limited	100	–	100	2 shares of HK$1	Automobile distribution

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Trading (continued)					
Subsidiary companies (continued):					
Incorporated in Bermuda:					
Taikoo Motors Offshore Limited	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Taiwan:					
Yuntung Motors Limited	100	–	100	3,500 shares of NT$10,000	Automobile distribution
Jointly controlled companies:					
Incorporated in Hong Kong:					
Intermarket Agencies (Far East) Limited	70.0	–	70.0	10 shares of HK$100	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Reebok Hong Kong Limited	66.7	–	66.7	15,000 shares of HK$1	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Incorporated in Mainland China:					
(Cooperative joint venture)					
Beijing Reebok Sporting Goods Centre	63. 3	–	*	RMB10,000,000	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Others					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Finance Limited	100	100	–	1,000 shares of HK$10	Financial services
Incorporated in the Cayman Islands:					
Swire Pacific Capital Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Offshore Financing Limited	100	100	–	10 shares of US¢1	Financial services
Swire Pacific MTN Financing Limited	100	100	–	1 share of US$1	Financial services
Incorporated in Isle of Man:					
Spaciom Limited	100	100	–	650,000 shares of HK$1	Insurance capital
Incorporated in Vietnam:					
Swire Pacific Cold Storage Company Limited	100	100	–	US$10.3 million	Cold storage
Jointly controlled companies:					
Incorporated in Mainland China:					
Shanghai Eastern Airlines Swire Investment Co. Limited	50.0	–	50.0	US$30 million	Non-airline aviation service
Incorporated in Taiwan:					
China Pacific Laundry Services Limited•	45.0	–	45.0	25,000,000 shares of NT$10	Laundry services

Cathay Pacific Airways Limited – Abridged Financial Statements

To provide shareholders with information on the results and financial position of the group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2003 and consolidated balance sheet as at 31st December 2003.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	2003 HK$M	2002 HK$M
Turnover	**29,578**	33,090
Operating expenses	**(27,353)**	(28,340)
Operating profit	**2,225**	4,750
Finance charges	**(1,807)**	(2,421)
Finance income	**1,187**	1,678
Net finance charges	**(620)**	(743)
Share of profits of associated companies	**151**	324
Profit before taxation	**1,756**	4,331
Taxation	**409**	328
Profit after taxation	**1,347**	4,003
Minority interests	**44**	20
Profit attributable to shareholders	**1,303**	3,983
Dividends		
Interim – paid	**100**	534
Final – proposed	**568**	935
Special – proposed	**936**	–
	1,604	1,469
	HK¢	HK¢
Basic earnings per share	**39.0**	119.5
Diluted earnings per share (Note 1)	**38.8**	118.7

Notes:

1. *Cathay Pacific Airways adopted a share option scheme on 10th March 1999 whereby certain flight deck crew of Cathay Pacific Group were granted options to subscribe for a total of 68,327,000 shares at a price of HK$7.47 per share. During the year, 7,507,200 shares were subscribed for through the exercise of such share options. Diluted earnings per share are calculated to adjust for the effects of the remaining share options not yet exercised.*

2. *Cathay Pacific Group has restated goodwill previously written off against reserves retrospectively in accordance with HK SSAP 30 in 2000. Since the Swire Pacific group has adopted the transitional provisions in HK SSAP 30 whereby all goodwill arising before 1st January 2001 was not restated, adjustments have been made in the accounts of Swire Pacific to increase the share of profit and to reduce the share of net assets of the associated company by HK$5 million and HK$50 million (2002: HK$6 million and HK$55 million) respectively, being the difference in the treatment of goodwill.*

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Balance Sheet

at 31st December 2003

	2003 HK$M	2002 HK$M
ASSETS AND LIABILITIES		
Non-current assets		
Fixed assets	**51,357**	50,038
Intangible assets	**405**	489
Investments in associated companies	**1,661**	1,739
Other long-term receivables and investments	**1,263**	1,458
	54,686	53,724
Current assets		
Stock	**398**	430
Trade and other receivables	**4,753**	4,294
Liquid funds	**15,200**	13,180
	20,351	17,904
Current liabilities		
Current portion of long-term liabilities	**6,754**	6,409
Related pledged security deposits	**(1,875)**	(2,128)
Net current portion of long-term liabilities	**4,879**	4,281
Trade and other payables	**5,543**	5,280
Unearned transportation revenues	**2,839**	2,518
Taxation	**1,259**	874
	14,520	12,953
Net current assets	**5,831**	4,951
Total assets less current liabilities	**60,517**	58,675
Non-current liabilities		
Long-term liabilities	**33,022**	31,382
Related pledged security deposits	**(11,604)**	(12,853)
Net long-term liabilities	**21,418**	18,529
Retirement benefit obligations	**181**	346
Deferred taxation	**7,762**	7,614
	29,361	26,489
Minority interests	**104**	71
NET ASSETS	**31,052**	32,115
CAPITAL AND RESERVES		
Share capital	**669**	667
Reserves	**30,383**	31,448
SHAREHOLDERS' FUNDS	**31,052**	32,115

Contingencies

(a) Cathay Pacific Airways has under certain circumstances undertaken to maintain specified rates of return within Cathay Pacific Group's leasing arrangements. The Directors of Cathay Pacific Airways do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(b) At 31st December 2003, contingent liabilities existed in respect of guarantees given by Cathay Pacific Group on behalf of associated companies and staff relating to bank loans and other liabilities of up to HK$439 million (2002: HK$488 million).

(c) Cathay Pacific Airways files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

Schedule of Principal Group Properties

At 31st December 2003

	Gross floor areas in square feet					
	Hong Kong		U.S.A.		Totals	
	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries and other companies
Completed investment properties						
Commercial	9,243,364	275,390	–	–	9,243,364	9,518,754
Techno-centres	1,810,829	–	–	–	1,810,829	1,810,829
Residential	735,485	–	–	–	735,485	735,485
Hotels	–	334,349	–	258,750	–	593,099
	11,789,678	609,739	–	258,750	11,789,678	12,658,167
Investment properties under development						
Commercial	3,242,779	–	–	–	3,242,779	3,242,779
Residential	17,237	–	–	–	17,237	17,237
Hotel	–	47,361	–	–	–	47,361
	3,260,016	47,361	–	–	3,260,016	3,307,377
Property developments for sale						
Commercial	42,366	28,943	–	–	42,366	71,309
Industrial	–	191,250	–	–	–	191,250
Residential	36,726	249,279	1,983,300	–	2,020,026	2,269,305
	79,092	469,472	1,983,300	–	2,062,392	2,531,864
	15,128,786	1,126,572	1,983,300	258,750	17,112,086	18,497,408

Notes:

1. *All properties held through subsidiary companies are wholly owned except for Festival Walk (50%), Island Place (60%) and Sunningdale (80%). The above summary table includes the floor areas of these 3 majority owned properties in total.*
2. *"Other companies" comprise jointly controlled and associated companies. The floor areas of properties held through such companies are shown on an attributable basis.*
3. *Gross floor areas exclude carpark spaces; over 7,500 completed carpark spaces in Hong Kong are held by subsidiaries for investment.*
4. *Holdings in Hong Kong developments for sale in Fanling and Yuen Long are excluded from the above table.*
5. *In addition, the group owns a 10% attributable interest in a 1.15 million square foot commercial development in Shanghai, which was completed in 2000.*
6. *When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.*
7. *All properties in the United States are freehold.*

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
1. Pacific Place, 88 Queensway, Central							
One Pacific Place	IL 8571 (part)	2135	115,066 (part)	863,266	–	1988	Office building.
Two Pacific Place	IL 8582 & Ext. (part)	2047	203,223 (part)	695,510	–	1990	Office building.
The Mall at Pacific Place	IL 8571/IL 8582 & Ext. (part)	2135/ 2047	318,289 (part)	711,182	508	1988/ 1990	Shopping centre with restaurants and a four-screen cinema. Access to Admiralty MTR station. Pacific Place also comprises service apartments and hotels, details of which are given in the Residential and Hotel categories below.
2. Festival Walk, Yau Yat Tsuen	NKIL 6181	2047	222,382	1,213,518	830	1998	Comprises a 981,303 square foot shopping centre, including ice skating rink and cinemas, 232,215 square feet of office space and a transport terminus linked to Kowloon Tong MTR/KCR station. Floor areas quoted represent the whole development of which the group owns 50%.
3. Cityplaza, Taikoo Shing	QBML 2 & Ext. sK ss5 QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	334,475 (part)	1,105,177	834	1982/ 1987/ 1997/ 2000	Shopping centre with restaurants, ice-skating rink, cinema and access to TaiKoo MTR station.
4. Cityplaza One, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	642,191	–	1997	Office building over part of Cityplaza shopping centre.
5. Cityplaza Three, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	33,730	447,709	10	1992	Office building linked by footbridge to Cityplaza.
6. Cityplaza Four, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	41,864	556,427	–	1991	Office building linked by footbridge to Cityplaza.

Schedule of Principal Group Properties

At 31st December 2003

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
7. Commercial areas in Stages I – X of Taikoo Shing	SML 1 sA ss1, SML 1 sA RP SML 1 sB, SML 2 sC RP SML 2 sCss2 SML 2 sD, SML 2 RP QBML 2 & Ext. sJ ss1 QBML 2 & Ext. sJ ss3 QBML 2 & Ext. sL QBML 2 & Ext. sN QBML 2 & Ext. sQ ss4 & ss5 QBML 2 & Ext. sQ ss2 sC QBML 2 & Ext. sS ss1 QBML 2 & Ext. sH ss1 QBML 2 & Ext. sH ss3 sA QBML 2 & Ext. sK ss3 sA QBML 2 & Ext. sU ss1 QBML 2 & Ext. sK ss3 RP QBML 2 & Ext. sK ss4sA&RP QBML 2 & Ext. sT ss1 & RP QBML 2 & Ext. sU RP QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part)	2081/ 2899	–	331,079	3,826	1976- 1985	Neighbourhood shops, schools and carpark spaces.
8. Devon House, TaiKoo Place	QBML 1 sF ss1 QBML 1 sF RP ML 703 sN QBML 1 sE ss2 (part)	2881	70,414 (part)	803,448	311	1993	Office building linked to Quarry Bay MTR station by a footbridge.
9. Dorset House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	609,540	215	1994	Office building linked to Devon House.
10. Lincoln House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	333,350	164	1998	Office building linked to Dorset House.
11. Oxford House, TaiKoo Place	QBML 1 sC ss4 QBML 1 sC ss7 (part) QBML 2 & Ext. sD	2881	33,434	501,249	182	1999	Office building linked to Somerset House.
12. Cambridge House, TaiKoo Place	QBML 1 sE ss2 QBML 1 sF ss1 QBML 1 sF RP ML 703 sN (part)	2881	70,414	268,793	–	2003	Office building linked to Devon House.
13. Island Place, 500 King's Road, North Point	IL 8849	2047	106,498 (part)	150,167	288	1996	Floor area shown represents the whole shopping centre podium of which the group owns 60%.
14. StarCrest, 9 Star Street, Wanchai	IL 8853	2047	40,871	10,758	83	1999	Floor area shown represents the whole of the retail area including 83 carparks retained by the group.
	Total held through subsidiaries			**9,243,364**	**7,251**		

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
15. 625 King's Road, North Point	IL 7550	2108	20,000	301,062	84	1998	Office building. Floor area shown represents the whole development of which the group owns 50%.
16. Citygate (Site 2), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	624,294	1,095	1999/ 2000	A 161,446 square foot office tower above 462,848 square foot shopping centre. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Sites 1 and 3 included on Page 106)
	Held through jointly controlled companies			**925,356**	**1,179**		
	– of which attributable to the group			**275,390**			
Techno-centres							
17. TaiKoo Place		2881	238,582 (part)		292		Data centres/offices/logistics warehousing.
Warwick House	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1			552,537		1979	
Cornwall House	QBML 1 sT ss2, QBML 1 sT RP QBML 1 sU, QBML 1 sW			334,936		1984	Floor area excludes 8 floors owned by Government.
Somerset House	QBML 1 RP (part)			923,356		1988	
	Total held through subsidiaries			**1,810,829**	**292**		
Residential							
18. The Albany, 1 Albany Road, Mid-Levels	IL 8638	2047	41,732	75,908		1989	Floor area shown excludes the 52 apartments and 4 duplexes sold.
19. The Atrium, Pacific Place, 88 Queensway, Central	IL 8571 (part)	2135	115,066 (part)	173,999		1988	136 service suites above the JW Marriott Hotel.
20. Parkside, Pacific Place, 88 Queensway, Central	IL 8582 & Ext. (part)	2047	203,223 (part)	443,075		1990	243 service suites within the Conrad Hong Kong Hotel tower.
21. Rocky Bank, 6 Deep Water Bay Road	RBL 613 RP	2099	28,197	14,768		1981	Three pairs of semi-detached houses.
22. 36 Island Road, Deep Water Bay	RBL 507 & Ext.	2097	20,733	5,773		1980	Two detached houses.
23. 26 Severn Road, 28 Severn Road, The Peak	RBL 127 RBL 99	2049 2049	11,351 11,370	5,900 5,900		Pre-war Pre-war	One semi-detached house on each site.
24. Fairwinds, 29-31 Tung Tau Wan Road, Stanley	RBL 655 RBL 658	2100	13,548	10,162		1998	One pair of semi-detached houses on each site.
	Total held through subsidiaries			**735,485**			

Schedule of Principal Group Properties

At 31st December 2003

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Year of completion	Remarks
Hotels Pacific Place, 88 Queensway, Central						
1. JW Marriott Hotel	IL 8571 (part)	2135	115,066 (part)	525,904	1989	602 room hotel, in which the group owns a 20% interest.
2. Conrad Hong Kong Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	540,115	1990	513 room hotel, in which the group owns a 20% interest.
3. Island Shangri-La Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	605,728	1991	565 room hotel, in which the group owns a 20% interest.
	Total held through associates			**1,671,747**		
	– of which attributable to the group			**334,349**		

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Three Pacific Place, One Queen's Road East	IL 47A sA RP IL 47A sB RP IL 47A sC RP IL 47B sC RP IL 47A RP IL 47C sA ss1 RP IL 47C sA RP IL 47B sA RP IL 47B sB RP IL 47B RP IL 47A sB ss2 IL 47A sD IL 47B sD IL 47C RP IL47D RP IL 47D sA RP IL47 sA ss1 IL47 sA RP IL47 sB ss1 & RP IL47 sC ss1 & ss2 sA & ss2RP & ss3sA & ss3 RP & ss4 & ss5 & ss6sA & ss6RP & ss7RP & RP IL 47sP IL 47RP IL47 sC ss5 Ext. IL47 sC ss1 Ext.	2052-2852	40,206	Commercial	627,750	111	Superstructure in progress	2004	A single office tower.

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
2. Cityplaza Two, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	Commercial	610,722	–	Vacant Site	On Hold	34-storey office building.
3. Cityplaza One (Phase 2), Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP(part)	2899	146,184 (part)	Commercial	446,107	–	–	On Hold	16-storey vertical extension to the existing Cityplaza One office building.
4. 16 Westlands Road, TaiKoo Place	QBML 1 sC ss5 QBML 1 sC ss6 QBML 2 sF & Ext. QBML 2 sG & Ext. QBIL 15 sD	2881/ 2899	109,929	Commercial	1,554,576	–	Demolition in progress	2008	Floor area shown represents proposed single office tower.
5. 23-29 Wing Fung Street, Wanchai	IL526 SA ss1 sB RP IL526 SA ss1 sB ss1 IL526 SA ss2 IL526 SA ss3	2856	2,396	Residential Retail	17,237 3,624	–	Demolition work completed	2006	Floor areas shown represent 22 residential units over a retail podium.
	Total held through subsidiaries				**3,260,016**	**111**			
6. Citygate (Site 2 North), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	Hotel	236,806	29	Foundation & podium completed	2005	Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 1, part of Site 2 and Site 3 included on Page 103 and 106)
	Total held through jointly controlled company				**236,806**	**29**			
	– of which attributable to the group				**47,361**				

Schedule of Principal Group Properties

At 31st December 2003

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Island Place Tower, 510 King's Road, North Point	IL 8849	2047	106,498 (part)	Office	38,863	–	Completed	1997	Floor area shown represents 2 unsold office floors at year-end, of which the group owns 60%.
2. Sunningdale, 193 Sai Yee Street, Mongkok	KIL 2306 RP, KIL 3868 RP, KIL 3869 RP, KIL 3870 RP	2080	4,064	Residential Retail	4,102 3,503	5	Completed	1997	Comprises 44 flats plus 3,503 square feet of retail. Floor areas shown represent 6 unsold flats and 1 unsold shop at year-end of which the group owns 80%.
3. The Orchards, Greig Road, Quarry Bay	IL 8397 RP	2125	61,505	Residential	32,624	58	Completed	2003	Comprises 442 flats. Floor area shown represents 33 unsold units.
Total held through subsidiaries					**79,092**	**63**			
4. MTRC Tung Chung (Package 1) Lantau									
– Tung Chung Crescent (Site 1)	TCTL 1	2047	331,658	Residential Retail	45,033 34,983	507	Completed	1998 and 1999	Floor areas shown represent 38 unsold flats and retail space.
– Seaview Crescent (Site 3)	TCTL 3	2047	230,348	Residential Retail	45,105 30,617	313	Completed	2002	Comprises 1,536 flats and retail space. Floor areas shown represent 39 unsold flats and retail space. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 2 included on Page 103 and 105)
5. Ocean Shores, Tseung Kwan O	TKOTL55	2047	539,756	Residential Retail	451,305 32,292	968 30	Completed	2000-2003	Comprises 5,728 flats. Floor areas shown represent 132 unsold flats in Phase 1, 69 unsold flats in Phase 2, and 409 unsold flats in Phase 3 of which the group owns 49%.
6. Les Saisons, Aldrich Bay	SIL 843	2048	75,950	Residential	20,223	61	Completed	2001	Comprises 864 flats. Floor area shown represents 18 unsold flats of which the group owns 50%.
7. 8-10 Wong Chuk Hang Road, Aberdeen	AIL 338 AIL 339	2119 2120	25,500	Industrial	382,500	39	Foundation completed	On hold	Floor area shown represents the whole development of which the group owns 50%.
Total held through jointly controlled companies					**1,042,058**	**1,918**			
– of which attributable to the group					**469,472**				

Property developments for sale in Hong Kong

	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
Other holdings									
8. Belair Monte Fanling	FSSTL 126	2047	223,674	Retail	67,083	–	Completed	1998	Residential content comprising 1,680 units has all been sold. Floor area shown represents the whole of the retail area including 17 carparks of which the group owns 8%.
9. Greenfields, Fung Kam Street, Yuen Long	YLTL 463	2047	63,389	Residential	6,130	39	Completed	1998	Comprises 480 units. Floor area shown represents 8 unsold flats of which the group owns 7%.
					73,213	**39**			
	– Attributable holding				**5,796**				

Completed investment properties in the United States

	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
Hotels					
1. Mandarin Oriental, South Brickell Key, Miami, Florida	124,000	Hotel	345,000	2000	329 room hotel in central Miami, in which the group has a 75% interest.
	Held through jointly controlled company		**345,000**		
	– of which attributable to the group		**258,750**		

Property developments for sale in the United States

	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
2. Courts Brickell Key, 801 Brickell Key, Miami, Florida	81,893	Residential	54,700	2002	34-storey residential condominium tower comprising 319 units, with 6 storey parking garage in central Miami. In December 2003, 282 units were handed over to purchasers. Floor area shown represents 37 remaining units.
3. Jade Residences, 1331 Brickell Bay Drive, Miami, Florida	111,905	Residential	652,000	2004	49-storey residential condominium tower comprising 338 units with 7-storey parking garage located in central Miami, in which the group has a 62.5% interest.
4. The Carbonell, 901 Brickell Key, Miami, Florida	108,029	Residential	561,600	2005	40-storey residential condominium tower comprising 284 units with 7-storey parking garage located in central Miami. Condominium tower currently under construction.
5. 900 Brickell Key, Miami, Florida	173,531	Residential	241,000	–	Development site in central Miami. Plans for condominium tower currently under review.
6. South Brickell Key, Miami, Florida	106,868	Residential	474,000	–	Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently under review.
	Total held through subsidiaries		**1,983,300**		

Ten-Year Financial Summary

	1994 HK$M	1995 HK$M	1996 HK$M	1997 HK$M	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	**2003 HK$M**
PROFIT AND LOSS ACCOUNT										
Turnover										
Property	5,944	7,432	9,720	11,449	6,363	7,024	5,787	6,163	5,798	**7,539**
Aviation	27,970	31,119	13,511	–	–	–	–	–	–	**–**
Beverages	4,456	4,690	4,648	4,493	4,689	4,588	4,583	4,660	4,956	**5,136**
Marine Services	536	536	542	730	970	809	843	893	991	**1,216**
Trading & Industrial	7,716	8,224	6,739	5,385	4,851	4,420	3,816	3,453	3,442	**3,637**
Head Office*	267	301	373	26	28	21	21	29	28	**40**
	46,889	52,302	35,533	22,083	16,901	16,862	15,050	15,198	15,215	**17,568**
Profit Attributable to Shareholders										
Property	3,308	4,062	4,577	5,110	1,526	2,947	895	2,998	2,623	**3,123**
Aviation	1,503	1,831	2,279	1,003	(108)	1,038	2,510	520	2,115	**844**
Beverages	323	243	326	323	266	164	153	235	276	**363**
Marine Services	312	311	387	450	626	467	505	617	658	**646**
Trading & Industrial	269	366	237	13	(198)	92	(84)	130	4	**238**
Head Office*	(184)	(417)	(226)	(304)	(415)	(459)	(170)	(194)	(299)	**(292)**
	5,531	6,396	7,580	6,595	1,697	4,249	3,809	4,306	5,377	**4,922**
Interim and final dividends for the year	2,207	2,521	2,806	2,756	1,304	1,707	1,738	1,738	1,996	**2,052**
Share repurchases	–	85	–	1,833	–	–	–	–	540	**60**
Retained profit less share repurchases	3,324	3,790	4,774	2,006	393	2,542	2,071	2,568	2,841	**2,810**
BALANCE SHEET										
Net Assets Employed										
Property – cost	21,495	24,176	25,923	29,452	34,130	35,848	37,988	40,910	39,688	**38,769**
– valuation reserve	48,906	45,723	69,296	57,872	28,079	30,755	35,735	28,752	22,892	**19,673**
Aviation	20,638	24,239	12,347	13,451	13,334	14,274	16,691	15,855	16,518	**16,214**
Beverages	2,522	2,811	3,501	3,838	3,931	4,047	3,718	3,478	3,588	**3,236**
Marine Services	1,694	1,617	1,777	2,244	2,569	2,962	2,752	2,899	3,814	**4,335**
Trading & Industrial	2,701	3,221	2,503	2,712	2,283	1,994	1,849	1,767	1,379	**1,052**
Head Office*	(64)	71	156	347	698	774	203	215	117	**202**
	97,892	101,858	115,503	109,916	85,024	90,654	98,936	93,876	87,996	**83,481**
Financed by										
Shareholders' funds	70,963	72,020	102,243	93,602	63,291	69,512	76,973	72,533	68,947	**68,076**
Minority interests	8,796	10,233	2,978	3,636	3,721	4,260	5,148	4,587	4,861	**5,231**
Short-term financing/(surplus)	(11,175)	(10,078)	(194)	(2,116)	4,677	3,192	1,687	2,489	4,222	**4,207**
Long-term financing	29,308	29,683	10,476	14,794	13,335	13,690	15,128	14,267	9,966	**5,967**
	97,892	101,858	115,503	109,916	85,024	90,654	98,936	93,876	87,996	**83,481**

* *Includes Insurance Division from 1994 to 1996*

	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	**HK$**
'A' shares										
Earnings per share	3.48	4.03	4.78	4.19	1.09	2.74	2.46	2.77	3.48	**3.21**
Dividends per share	1.39	1.59	1.77	1.77	0.84	1.10	1.12	1.12	1.30	**1.34**
Net shareholders' fund per share	44.70	45.43	64.49	60.31	40.78	44.79	49.60	46.73	44.98	**44.47**
'B' shares										
Earnings per share	0.70	0.81	0.96	0.84	0.22	0.55	0.49	0.55	0.70	**0.64**
Dividends per share	0.28	0.32	0.35	0.35	0.17	0.22	0.22	0.22	0.26	**0.27**
Net shareholders' fund per share	8.94	9.10	12.90	12.06	8.16	8.96	9.92	9.35	9.00	**8.89**
Return on average shareholders' funds	8.36%	8.95%	8.70%	6.73%	2.16%	6.40%	5.20%	5.76%	7.60%	**7.18%**

Notes:

1. *Turnover, net assets employed, minority interests and long-term financing for the years 1994 to 1996 inclusive have incorporated the results of Cathay Pacific and HAECO as subsidiaries. Subsequent to the placement of new shares by Cathay Pacific on 10th June 1996, both companies became associated companies and therefore their figures have not since been consolidated.*
2. *Turnover, net assets employed, minority interests and long-term financing for the years 1994 to 1997 inclusive have been restated to reflect the reclassification of certain partly-owned subsidiaries and associated companies as jointly controlled companies.*
3. *Shareholders' fund and shareholders' fund per share for the years 1994 to 1998 inclusive have been restated to include the unrealised exchange differences on hedges of foreign currencies and the investment revaluation reserve.*
4. *In accordance with the revised HK SSAP 9 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and shareholders' funds for the year 1994 to 2000 inclusive have been restated to reflect this.*
5. *Profit attributable to shareholders for the years 1997 to 1999 has been restated to reflect the impairment losses on goodwill.*
6. *In accordance with the revised HK SSAP 12 "Income taxes", provision for deferred tax is accounted for all temporary differences. Profit attributable to shareholders, shareholders' funds and minority interests for the year 1994 to 2002 inclusive have been restated to reflect this.*

Turnover


HK$M
Property
Beverages
Trading & Industrial
Aviation
Marine Services
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
94 95 96 97 98 99 00 01 02 03

Profit attributable to shareholders


HK$M
Property
Beverages
Trading & Industrial
Aviation
Marine Services
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
94 95 96 97 98 99 00 01 02 03

Net assets employed


HK$M
Property – cost
Aviation
Marine Services
Property – valuation reserve
Beverages
Trading & Industrial
120,000
100,000
80,000
60,000
40,000
20,000
0
94 95 96 97 98 99 00 01 02 03

Shareholders' funds and net debt


HK$M
Net debt
Shareholders' funds and minority interests less property valuation reserve
Property valuation reserve
120,000
100,000
80,000
60,000
40,000
20,000
0
94 95 96 97 98 99 00 01 02 03

'A' share EPS and DPS


HK$
Earnings per share
Dividends per share
5
4
3
2
1
0
94 95 96 97 98 99 00 01 02 03

Returns on average shareholders' funds*


%
Group
Aviation
Marine Services
Property
Beverages
35
30
25
20
15
10
5
0
-5
94 95 96 97 98 99 00 01 02 03

* *Returns on average shareholders' funds for Trading & Industrial Division are not shown on the graph as restructuring within the division has rendered the comparison of returns between years unmeaningful.*

Shareholders' funds and market capitalisation at year end


HK$M
Shareholders' funds
Market capitalisation
120,000
100,000
80,000
60,000
40,000
20,000
0
94 95 96 97 98 99 00 01 02 03

Swire Pacific share price relative to HSI


Relative index
Swire Pacific 'A'
Swire Pacific 'B'
Hang Seng Index
160
140
120
100
80
60
40
20
0
94 95 96 97 98 99 00 01 02 03

Group Structure Chart


SWIRE PACIFIC LIMITED
Property Division
Aviation Division
Beverages Division
100
Swire Properties Ltd
100
Swire Properties Inc (USA)
46.4
Cathay Pacific Airways Ltd
20
Hong Kong Air Cargo Terminals Ltd
10
32.5
Hong Kong Aircraft Engineering Co Ltd
27.5
49
Goodrich Asia-Pacific Limited
50
EADS SOGERMA HAECO Services Co Ltd
60
South China Aero Technology Ltd
35
IN-Services Asia Ltd
45
Hong Kong Aero Engine Services Ltd
20
Singapore Aero Engine Services Pte Ltd
49.6
Taikoo (Xiamen) Aircraft Engineering Co Ltd
9.1
25
Honeywell TAECO Aerospace (Xiamen) Co Ltd
10
20
Taikoo (Shandong) Aircraft Engineering Co Ltd
10
Goodrich TAECO Aeronautical Systems (Xiamen) Co Ltd
35
7.7
18.6
Hong Kong Dragon Airlines Ltd
30
70
Hong Kong Airport Services Ltd
60
AHK Air Hong Kong Ltd
48.5
Cathay Kansai Terminal Services Co Ltd
100
Vogue Laundry Service Ltd
100
Cathay Pacific Catering Services Division
Cathay Pacific Catering Services (HK) Ltd
100
VN/CX Catering Services Ltd
40
CLS Catering Services Ltd
60
China Pacific Laundry Services Ltd
45
100
Swire Beverages Holdings Ltd
87.5
Swire Beverages Ltd
100
Swire Coca-Cola HK Ltd
51
Swire Guangdong Coca-Cola Ltd
Swire Coca-Cola Beverages Xiamen Ltd
51
BC Development Co Ltd
85
60
Nanjing BC Foods Co Ltd
60
Hangzhou BC Foods Co Ltd
100
Xian BC Coca-Cola Beverages Ltd
81.6
Swire Coca-Cola Beverages Zhengzhou Ltd
80
Swire Coca-Cola Beverages Hefei Ltd
100
Swire Coca-Cola, USA
80
Swire Coca-Cola Beverages Ltd
80
Tai Tung Foods Co Ltd
Publicly Quoted
Hong Kong
Japan
Mainland China
Singapore
Taiwan
North America
Vietnam


Marine Services Division
100
Swire Pacific Offshore Ltd
50
Expro Swire Production Ltd
100
Swire Pacific Ship Management Ltd
17.6
Modern Terminals Ltd
17.5
Shekou Container Terminals Ltd
17.2
Shekou Container Terminals (Phase II) Co Ltd
50
Hongkong United Dockyards Ltd
100
Hongkong Salvage & Towage
Trading & Industrial Division
Trading
100
Swire Resources Ltd
66.7
Reebok Hong Kong Ltd
100
RBK China (Holdings) Ltd
70
Intermarket Agencies (Far East) Ltd
Taikoo Motors Ltd
100
100
Taikoo Motors Offshore Ltd Taiwan Branch
100
Yuntung Motors Ltd
100
Beldare Motors Ltd
100
Liberty Motors Ltd
Industrial
100
Taikoo Sugar Ltd
100
Swire Duro Ltd
40
ICI Swire Paints Ltd
36
ICI Swire Paints (China) Ltd
30
ICI Swire Paints (Shanghai) Ltd
50
Swire SITA Waste Services Ltd
100
Swire SITA (Taiwan) Co Ltd
37.4
CROWN Beverage Cans Hanoi Ltd
CROWN Beverage Cans Hong Kong Ltd
44.6
50
Foshan Continental Can Co Ltd
70.5
CROWN Beverage Cans Shanghai Ltd
92.7
CROWN Beverage Cans Beijing Ltd
99
CROWN Beverage Cans Huizhou Ltd

Financial Calendar and Information for Investors

Financial Calendar 2004

Annual Report sent to shareholders	13th April
'A' and 'B' shares trade ex-dividend	6th May
Share registers closed	10th – 13th May
Annual General Meeting	13th May
Payment of 2003 final dividend	1st June
Interim results announcement	August 2004
Interim dividend payable	October 2004

Registered office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com.hk

Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

Website: www.adrbny.com
E-mail: ADR@bankofny.com

(Toll free): 1-888-BNY-ADRs (1-888-269-2377)
Fax: 1-212-571-3050

Stock Codes

Stock Codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlement of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Auditors

PricewaterhouseCoopers

This Report is printed on recycled paper

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.

本年報中文譯本，於本公司之股份登記處備索。

FutureBrand
Printed in Hong Kong

SWIRE PACIFIC